
10011804

In adversity lies opportunity.

FelCor Lodging Trust Incorporated | 2009 *Annual Report*

2009 Highlights

RevPAR and flow-through was superior to our peer group and industry over the past two years.

Refinanced
Nearly
1
BILLION
Dollars of Debt

RE-TOOLED
HOTELS COST STRUCTURE

GAINED
1.4%
Market Share

To Our Shareholders:

The last two years presented unprecedented challenges for our industry due to the dramatic drop in travel demand, particularly from the corporate sector. We are very pleased with our accomplishments under those circumstances. FelCor's performance during this period has been superior to our peer group in terms of revenue per available room (RevPAR) change and flow-through of reduced revenue to EBITDA. Our portfolio also gained significant market share over the last two years and exceeded industry RevPAR. At the same time, we completed several critical balance sheet initiatives that will enable us to withstand the downturn and benefit from the lodging recovery. 2010 will be a time of transition for the industry as RevPAR will begin to grow, albeit gradually. As demand rebounds and RevPAR improves, our portfolio is well positioned to outperform the industry. The economy is fragile today, which limits visibility of future demand trends. It is essential that we continue to focus on gaining market share and identifying opportunities to reduce costs.

Managing Through the Downturn

In 2009, the lodging industry experienced the biggest one-year RevPAR decline since the 1930s. According to Smith Travel Research, RevPAR declined 17.7 percent for the upper-upscale segment, in which most of our hotels compete. Businesses cut travel and their meeting and conference budgets in the face of the global recession, dysfunctional capital markets, liquidity concerns and general uncertainty. As part of our disciplined asset management, we worked closely with each hotel to maintain the optimal mix of business to maximize occupancy and daily rates. This effort is reflected in our market share gains over the past two years. Our hotels outperformed the industry and our peers, and our overall portfolio grew market share by an average of three percent in 2008 and another 1.4 percent in 2009. We also pursued incremental revenue sources — for instance, during 2009, we took over the management of food and beverage facilities at three hotels, which should add as much as $1 million in earnings before interest, taxes, depreciation and amortization (EBITDA) in 2010.

Controlling hotel operating margins has always been critical to FelCor, and in 2009, this was essential for mitigating declining demand. For the full year, total revenues were $89 million below budget, yet our Hotel EBITDA was under budget by only $31 million — a remarkable accomplishment given the magnitude of the revenue decline. While revenue should only drop slightly in 2010, we will continue to reduce costs without sacrificing service levels — for example, lowering headcount by complexing positions and cross training employees.

Extending Debt Maturities

With the current economic environment in mind, we are taking the necessary steps to extend our debt maturities and ensure we have adequate liquidity to withstand the downturn. We have made great progress on these initiatives. Our team refinanced or extended nearly $1 billion of debt during 2009. The Company also terminated its line of credit, which eliminated restrictive covenants. Most importantly, we refinanced our senior notes, which were scheduled to mature in 2011, with new senior notes that will take us through 2014, substantially removing our refinancing risk, and thus, our primary corporate risk. The debt that is scheduled to mature in 2010 consists of nine loans. We are in active discussions with the lenders; so far, we extended one of these loans ($28 million) for three years. Based on our success and progress to date, we anticipate successful resolutions of the remaining loans.

Better Times Ahead

We are optimistic about the long-term fundamentals of our industry. Recent economic data indicate that demand should begin to recover in 2010. The credit markets are gradually improving, unemployment has stabilized, consumer confidence is edging upward, and manufacturers are increasing production. Demand has already stabilized in certain of our markets. Indeed, our portfolio-wide occupancy in November 2009 was above prior year, marking the first increase since August 2008 and this trend has continued through March. Importantly, corporate transient room nights also began to rise in January. Supply fundamentals are improving, as well. Hotels under construction in the United States have declined each quarter since 2007, falling by an aggregate of more than 50 percent over the last two years. We expect new supply growth to moderate further, as tighter lending standards hinder construction for many projects. Smith Travel Research expects that demand growth will once again outpace supply growth in 2010. While lodging supply growth grew 3.2 percent in 2009, it is expected to grow only 1.8 percent in 2010.

When RevPAR does recover, we will continue to benefit from our high-quality, renovated portfolio and the success of the San Francisco Marriott - Union Square redevelopment that was completed in June 2009. Our portfolio is diversified throughout the United States, with our largest single market accounting for only eight percent of EBITDA. New supply growth in our markets is below the U.S. average, we are aligned with strong brands within the Hilton, Marriott, Starwood and InterContinental families, and we own the largest number of upper-upscale, all-suite hotels. We're confident that our portfolio is well positioned to outperform the industry as RevPAR improves.

During this challenging period, we can't say enough about the performance of both our FelCor team and hotel employees. They are the heart and soul of FelCor and what makes us a great company, from a business perspective and as an integral part of our communities. We will continue to work together to serve our stockholders, our employees and our communities for many years to come.

Sincerely,

RICHARD A. SMITH
President and CEO



TOM CORCORAN
Chairman of the Board



FROM LEFT TO RIGHT:
Jonathan H. Yellen, Lester C. Johnson, Robert P. Carl, Troy A. Pentecost, Richard A. Smith, Michael A. DeNicola, Andrew J. Welch

Q: What further opportunities for growth do you have in your portfolio?

A. We believe our portfolio will continue to outperform the industry and our peers, as it has over the past two years — since we completed our asset sale program and the comprehensive renovations that encompassed all of our properties, and the change to a more hands-on asset management approach.

We will augment internal growth by optimizing the use of our real estate to improve returns on invested capital. For example, the company completed redevelopment projects at three hotels in 2008. Those hotels gained five percent market share during 2009. In 2009, we completed the comprehensive redevelopment of the San Francisco Marriott - Union Square. This redeveloped property, located in one of the premier hotel markets in the world, is an unqualified success, surpassing all expectations. We expect to generate a significant return on our investment in this hotel. RevPAR for this property increased 73 percent in 2009, compared to 2008, and we have high expectations for its future growth. FelCor will continue to move forward with the approval and entitlement process for additional redevelopment projects, in the interest of building long-term value; however for the short term, we remain committed to a disciplined approach toward capital allocation. We also will look for additional revenue sources within our portfolio to enhance our cash flow growth.





Where do you see FelCor in the next few years?

A. Our long-term plan involves another significant phase of asset sales that will continue to improve the overall quality of our portfolio. We will begin dispositions when the market stabilizes (after cash flows recover and capital markets open) in order to optimize proceeds. We will review our portfolio in light of changing market supply and demand and future capital needs and will sell those hotels that no longer meet our investment criteria. We also consider concentration risk and will sell assets that are located in markets where we have multiple properties.

The next stage of our plan will focus on restructuring the balance sheet. The Company's leverage will be significantly reduced as EBITDA recovers. However, we will further reduce debt with asset sale proceeds. This will both strengthen our balance sheet and create capacity to acquire hotels. When conditions are appropriate to acquire hotels, we will take a disciplined approach. The Company will look for properties that improve overall portfolio quality and EBITDA growth and that further diversify our portfolio by location, brand and customer type. In the meantime, we will look for other opportunities to enhance shareholder value and improve our return on invested capital.

We are confident about our long-term prospects. FelCor has a seasoned management team with excellent leadership and expertise. Up to this point, we have accomplished every aspect of our long-term plan, and we are confident that we will continue to be successful.

FelCor Lodging Trust Incorporated

2009 Financial Information

Table of Contents

Selected Financial Data 3

Management's Discussion and Analysis of Financial Condition and Results of Operations 4

Quantitative and Qualitative Disclosures about Market Risks 20

Management's Report on Internal Control over Financial Reporting 21

Report of Independent Registered Public Accounting Firm 22

Consolidated Balance Sheets 23

Consolidated Statements of Operations 24

Consolidated Statements of Comprehensive Income (Loss) 25

Consolidated Statements of Stockholders' Equity 26

Consolidated Statements of Cash Flows 28

Notes to Consolidated Financial Statements 29

Performance Graph and Common Stock Information 55

Selected Financial Data

The following tables set forth selected financial data for us that have been derived from our audited consolidated financial statements and the notes thereto. This data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and our audited consolidated financial statements and notes thereto, appearing elsewhere in this annual report to stockholders.

SELECTED FINANCIAL DATA
(in thousands, except per share data)

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Statement of Operations Data:[a]					
Total revenues	$ 908,701	$ 1,102,912	$ 993,834	$ 963,264	$ 885,668
Income (loss) from continuing operations[b]	(105,720)	(63,007)	54,004	5,405	(22,446)
Diluted earnings per share:					
Income (loss) from continuing operations	$ (2.27)	$ (1.65)	$ 0.25	$ (0.52)	$ (1.08)
Other Data:					
Cash distributions declared per common share[c]	$ -	$ 0.85	$ 1.20	$ 0.80	$ 0.15
Hotel EBITDA[d]	211,678	311,601	303,388	300,757	260,072
Cash flows provided by operating activities	72,907	153,163	137,337	147,700	111,482
Balance Sheet Data (at end of period):					
Total assets	$ 2,625,994	$ 2,512,269	$ 2,683,835	$ 2,583,249	$ 2,920,263
Total debt, net of discount	1,773,314	1,551,686	1,475,607	1,369,153	1,675,280

(a) All years presented have been adjusted to reflect sold hotels as discontinued operations.

(b) Included in income (loss) from continuing operations are the following amounts (in thousands):

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Impairment loss	$ -	$ (60,822)	$ -	$ -	$ -
Impairment loss on unconsolidated hotels	(2,068)	(12,696)	-	-	-
Hurricane loss	-	(952)	-	-	(6,481)
Hurricane loss on unconsolidated hotels	-	(50)	-	-	-
Conversion costs	(447)	(507)	(491)	-	-
Severance costs	(607)	(944)	-	-	-
Lease termination costs	(469)	-	-	-	-
Charges related to debt extinguishment	(1,721)	-	-	(14,318)	(5,200)
Abandoned projects	-	-	(22)	(33)	(265)
Gain (loss) on sale of assets	723	-	-	(92)	469
Gain on sale of condominiums	-	-	18,622	-	-
Gain on involuntary conversion	-	3,095	-	-	-

(c) We suspended payment of our common dividend in December 2008 and our preferred dividend in March 2009 in light of the deepening recession and dysfunctional capital markets, and the attendant impact on our industry and us. Our Board of Directors will determine the amount of future common and preferred dividends for each quarter, if any, based upon various factors including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as the minimum REIT distribution requirements. Unpaid preferred dividends continue to accrue, and accrued and current preferred dividends must be paid in full prior to payment of any common dividends.

(d) A more detailed description and computation of Hotel EBITDA is contained in the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We are focused on increasing market share, limiting expenses to preserve margins and managing our balance sheet by extending debt maturities and ensuring sufficient liquidity. These efforts became more critical as lodging demand began to contract in 2008. We worked closely with our brand/managers to develop extensive cost containment initiatives in the face of a lower RevPAR environment. Many of our hotels have been able to reduce labor costs permanently, and all of our hotels have trimmed non-critical functions. These cost reductions enabled us to minimize margin erosion at our hotels in 2009 despite reduced hotel revenues.

We also worked to maintain the optimal mix of business in our hotels to maximize rate and occupancy. In 2009, we completed the last phase of a multi-year, portfolio-wide renovation program designed to enhance the competitive positioning and value of our hotels. The average market share for our hotel portfolio grew 1.4% in 2009, following a 3.0% gain in 2008, as a result of these initiatives.

In June 2009, we completed the final phase of the comprehensive redevelopment of the San Francisco Marriott-Union Square, which is situated in one of the premier hotel markets in the United States. The Hotel was rebranded as a Marriott hotel in April 2009. RevPAR during the second half of 2009 (under the Marriott flag) increased 64% at this hotel, compared to 2008, and its market share increased by 105%. Its market share index during the second half of 2009 was 106% compared to 80% for 2007 (before renovation).

In spite of the global recession and dysfunctional capital markets, we were able to take the following steps to build additional flexibility into our capital structure:

- In October 2009, we issued $636 million (aggregate principal amount) of our 10% senior secured notes due 2014. We received approximately $558 million in net proceeds after original issue discount, fees and expenses related to the offering. These proceeds were used to repurchase approximately $428 million (in aggregate principal amount) of our senior notes due in 2011 and for general corporate purposes.
- In June 2009, we obtained a $201 million non-recourse term loan secured by nine hotels that matures in 2011. This loan can be extended for up to two years, subject to satisfying certain conditions that we expect to satisfy.
- In June 2009, we repaid and terminated our line of credit. By terminating our line of credit, we eliminated certain restrictive corporate debt covenants.
- In March 2009, we refinanced a $116 million secured loan maturing in 2009 with a $120 million non-recourse term loan that matures in 2014, secured by the same seven hotels.
- We held discussions with current and potential lenders to modify and/or refinance all of our 2010 debt maturities (many of these discussions are ongoing).
- We increased cash held on our balance sheet by more than $200 million.

We suspended our common dividend in December 2008 and our preferred dividend in March 2009. Although dividends are not paid unless declared by FelCor's Board of Directors, unpaid preferred dividends continue to accrue, and accrued and current preferred dividends must be paid in full prior to payment of any common dividends. FelCor's Board of Directors will determine whether to declare future dividends based upon various factors, including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as FelCor's minimum REIT distribution requirements.

RevPAR and Hotel Operating Margin

Our 2009 RevPAR declined by 17.6%, compared to 2008. The decline in RevPAR reflected depressed hotel demand, particularly from business travel, and was exacerbated by increased hotel supply growth. Occupancy at our Consolidated Hotels dropped 7.2% because of continued demand declines and increased supply growth. The occupancy decline drove pricing down, and ADR declined 11.2% at our Consolidated Hotels. While, in the fourth quarter of 2009 and the beginning of 2010, we have seen supply growth in our markets moderate and demand begin to stabilize in certain markets (providing some stabilization for occupancy), we are still experiencing weak corporate travel, providing little opportunity to improve ADR.

In response to the weakening economy, we worked with our brand/managers to implement extensive cost containment initiatives at our hotels. Many of our hotels have been able to reduce labor costs permanently, and all of our hotels have trimmed non-critical functions. These cost reductions have enabled us to minimize margin erosion at our hotels despite reduced hotel revenues. Our hotel operating expenses decreased 11.9% compared to 2008. The decline in expenses reflects various factors including: decreased labor costs and improved efficiencies (including permanent hotel staffing reductions), decreased other room expenses and decreased incentive management fees. Employee headcount at our hotels declined 14% compared to 2008.

Financial Comparison (in thousands, except RevPAR, Hotel EBITDA margin and percentage change)

	Year Ended December 31,				
	2009	**2008**	**% Change 2009-2008**	**2007**	**% Change 2008-2007**
RevPAR	$ 81.62	$ 99.00	(17.6)%	$ 97.85	1.2 %
Hotel EBITDA[(a)]	211,678	311,601	(32.1)%	303,388	2.7 %
Hotel EBITDA margin[(a)]	23.4 %	28.3 %	(17.3)%	28.0 %	1.1 %
Income (loss) from continuing operations[(b)]	(105,720)	(63,007)	(67.8)%	54,004	(216.7)%

(a) Hotel EBITDA and Hotel EBITDA margin are non-GAAP financial measures. A discussion of the use, limitations and importance of these non-GAAP financial measures and detailed reconciliations to the most comparable GAAP measure are found elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations under the section "Non-GAAP Financial Measures."

(b) The following amounts are included in income (loss) from continuing operations (in thousands):

	Year Ended December 31,		
	2009	**2008**	**2007**
Impairment loss	$ -	$ (60,822)	$ -
Impairment loss on unconsolidated hotels	(2,068)	(12,696)	-
Hurricane loss	-	(952)	-
Hurricane loss on unconsolidated hotels	-	(50)	-
Conversion costs	(447)	(507)	(491)
Severance costs	(607)	(944)	-
Lease termination costs	(469)	-	-
Charges related to debt extinguishment	(1,721)	-	-
Abandoned projects	-	-	(22)
Gain on sale of assets	723	-	-
Gain on sale of condominiums	-	-	18,622
Gain on involuntary conversion	-	3,095	-

Results of Operations

Comparison of the Years Ended December 31, 2009 and 2008

For the year ended December 31, 2009, we recorded a $146.8 million net loss attributable to common stockholders compared to a $158.0 million net loss attributable to common stockholders in 2008. Our 2009 loss included a $3.5 million impairment charge and a $910,000 gain from disposition (both included in discontinued operations). In 2009, we also recorded losses from debt extinguishment in continuing operations ($1.7 million). Our 2008 loss included a $120.6 million impairment charge ($60.8 million related to Consolidated Hotels in continuing operations, $47.1 million related to consolidated hotels in discontinued operations and $12.7 million related to equity method investments), $11.1 million in accrued liquidated damages (in discontinued operations), and hurricane-related expenses of $1.7 million ($1.0 million in continuing operations and $717,000 in discontinued operations). These 2008 charges were partially offset by a $3.1 million gain in continuing operations related to involuntary conversions (associated with the final settlement of 2005 hurricane claims), and a $1.2 million adjustment to gains in discontinued operations (associated with prior year hotel sales).

In 2009:

- *Total revenue* was $908.7 million, a 17.6% decrease compared to 2008. The decrease in revenue is attributed principally to a 17.6% decrease in RevPAR, which was driven by a 7.2% decrease in occupancy and an 11.2% decrease in ADR.

- *Hotel departmental expenses* decreased $45.6 million (12.3%) compared to 2008. This expense reduction reflects: (i) the 7.2% decrease in occupancy; (ii) a $24.6 million decrease in labor costs, which included permanent reductions related to a decrease in hotel employees; (iii) reduced non-critical room expenses, such as guest transportation, in-room amenities, bath linen quantities, and newspaper service; and (iv) menu modifications and reduced food costs in banquet and restaurant outlets. As a percentage of total revenue, hotel departmental expenses increased from 33.8% to 36.0% compared to 2008. While we made significant reductions in our departmental expenses, they were not sufficient enough to completely offset the decrease in revenue.

- *Other property related costs* decreased $35.4 million (12.0%) compared to 2008. The expense reduction consisted of: (i) a $12.1 million decrease in labor costs; (ii) a $10.1 million decrease in marketing assessments, credit card commissions and frequent guest expense (all of which reflect the decrease in revenue); (iii) a $3.3 million decrease in repairs and maintenance, partially attributed to our recently completed renovation program; (iv) reductions in other non-critical expenses; and (v) improved energy efficiency. As a percentage of total revenue, other property related costs increased from 26.7% to 28.5% compared to 2008. While we made significant reductions in our other property related costs, they were not sufficient enough to completely offset the decrease in revenue.

- *Management and franchise fees* decreased $12.5 million compared to 2008 reflecting the decrease in revenue. As a percent of total revenue, franchise fees and base management fees remained essentially unchanged from 2008 to 2009 (these fees are based on a percentage of revenue). Incentive management fees, which are based on the profitability of the hotels, decreased $4.0 million.

- *Taxes, insurance and lease expenses* decreased $13.6 million compared to 2008 This decrease relates primarily to: (i) a $13.2 million decrease in hotel percentage lease expense, attributed to decreased revenue at our consolidated hotel lessees; (ii) a $1.2 million decrease in property and general liability insurance, attributed to improved insurance rates and liability claims experience; and (iii) a $2.0 million decrease in land leases, attributed to decreases in percentage rent based on revenue. This was partially offset by a $2.7 million increase in real estate and other taxes, largely attributed to successful resolution of property tax appeals in 2008. As a percentage of total revenue, taxes, insurance and lease expense increased from 10.2% in 2008 to 10.9%.

- *Corporate expenses* increased $3.5 million compared to 2008. The increase in corporate expenses is attributed to bonuses awarded in recognition of the accomplishment of corporate goals including: successful restructuring of our debt in the face of the dysfunctional debt market and ongoing recession in 2009 and our portfolio's relative performance, compared to our peers, from our efforts to improve market share and limit the effect of reduced revenue on Hotel EBITDA.

- *Depreciation and amortization expense* increased $9.9 million, compared to 2008, primarily attributable to increased depreciation due from the $75.9 million and $142.9 million of consolidated hotel capital expenditures completed in 2009 and 2008, respectively.

- *Impairment charge*. In 2008, we identified six hotels as candidates to be sold (these hotels continue to be held for investment at December 31, 2009), and tested these hotels for impairment using undiscounted estimated cash flows over a shortened estimated remaining hold period. Of the hotels tested, four hotels failed the test, and as a result, we recorded impairment charges of $22.3 million. In addition, because of triggering events in 2008 related to changes in the capital markets, dropping travel demand and the combined effect on our stock price, we tested all of our hotels to determine if further assessment for potential impairment was required. We had one hotel with a short-term ground lease fail this test. We determined that the book value of this hotel was not fully recoverable, and as such, recorded a $38.5 million impairment charge.

- *Other Expense* decreased $1.7 million compared to 2008. This decrease was primarily attributable to (i) hurricane related expenses of $1.0 million at 12 of our hotels affected by hurricanes in 2008; (ii) a decrease in condominium management fee expenses due to a decrease in condominium revenue; and (iii) a decrease in severance costs.

- *Net interest expense* increased $6.8 million compared to 2008. This increase is primarily attributable to the issuance of our $636 million senior secured notes in October 2009.

- *Charges related to debt extinguishment.* In 2009, we retired $428 million of senior notes maturing in 2011 and terminated our line of credit. We incurred a $1.7 million charge associated with these transactions.

- *Equity in loss of unconsolidated entities* was $4.8 million compared to a $10.9 million loss in 2008. We recorded $2.1 million and $12.7 million of impairment charges on our equity method investments in 2009 and 2008, respectively. The remainder of the change is attributed to current year operating losses from decreased revenue at our unconsolidated hotels.

- *Discontinued operations* primarily consisted of: (i) a $1.8 million adjustment to gains on sale (resulting from a change in the federal tax law that allowed recovery of previously paid alternative minimum taxes on gains from hotel sales in 2006 and 2007) and (ii) the following items related to two hotels sold in December 2009: a $3.4 million impairment loss, a $911,000 loss on sale (primarily related to selling costs), and $833,000 2009 operating losses. Discontinued operations in 2008 primarily consisted of: (i) a $1.2 million adjustment to gain on sales from revision of the tax liability associated with gains from hotel sales in 2006 and 2007 and (ii) the following items related to two hotels sold in December 2009: a $47.1 million impairment loss, an $11.1 million liquidated damage charge and $717,000 of hurricane losses.

Comparison of the Years Ended December 31, 2008 and 2007

For the year ended December 31, 2008, we recorded net loss attributable to common stockholders of $158.0 million, compared to net income attributable to common stockholders of $50.3 million in 2007. Our 2008 loss included a $120.6 million impairment charge ($60.8 million related to consolidated hotels in continuing operations, $47.1 million related to consolidated hotels in discontinued operations and $12.7 million related to equity method investments), $11.1 million accrued liquidated damages (in discontinued operations), and $1.7 million hurricane related expenses ($952,000 in continuing operations and $717,000 in discontinued operations). These 2008 charges were partially offset by a $3.1 million gain (in continuing operations) related to involuntary conversions from the final settlement of 2005 hurricane claims and a $1.2 million adjustment to gains in discontinued operations from prior year hotel sales. Our 2007 net income included (i) gains from sale of hotels ($39.0 million, $28.0 million in discontinued operations and $11.0 million in income from unconsolidated entities), (ii) gain from the sale of condominiums ($18.6 million), and (iii) operating income from hotels sold in 2007 and 2009 included in discontinued operations ($8.7 million).

Our 2008 results of operations include two hotels acquired in December 2007. As such, our 2008 financial statements reflect increases in revenues and expenses associated with these hotels that are not reflected in our 2007 financial statements.

In 2008:

- *Total revenues* increased $109.1 million compared to 2007, of which $93.8 million related to the two hotels acquired in December 2007. The remainder of the increase is principally attributable to the 1% increase in RevPAR at our Consolidated Hotels from 2007 to 2008.

- *Hotel departmental expenses* increased $53.9 million compared to 2007, of which $47.7 million is attributable to the two hotels acquired in December 2007 and the remainder primarily reflects expenses associated with increased occupancy compared to 2007. As a percentage of total revenue, hotel departmental expenses increased from 32.0% to 33.8% compared to 2007. Rooms expense decreased as a percentage of total revenue from 20.0% to 19.2%, but food and beverage expense increased as a percent of total revenue from 10.0% to 12.0%, and other operating department expenses increased as a percent of total revenue from 2.1% to 2.5% compared to 2007. The increases in food and beverage expense and other department expenses as a percent of total revenue are primarily due to the mix and nature of the business of the two hotels acquired in December 2007, which are both resort properties. ADR at these hotels was nearly 40% higher than the remainder of the portfolio in 2008, which was the principal reason for the improvement in rooms expense as a percentage of total revenue. Food and beverage generally has significantly higher expenses as a percent of revenue than rooms, and those hotels contributed 25% of our food and beverage revenue during 2008.

- *Other property-related costs* increased $27.9 million, compared to 2007, of which $24.0 million related to the two hotels acquired in December 2007. As a percentage of total revenue, other property operating costs remained essentially unchanged at 26.7% in 2008 compared to 26.8% in 2007.

- *Management and franchise fees* increased $3.9 million, compared to 2007, of which $1.1 million resulted primarily from increases in revenue and $2.8 million related to the two hotels acquired in December 2007. There was essentially no change in management and franchise fees as a percentage of revenue in 2008 compared to 2007.

- *Taxes, insurance and lease expense* decreased $7.3 million compared to 2007, despite a $4.7 million increase related to the two hotels acquired in December 2007. The decrease from 2007 is primarily related to a decrease in percentage rent expense of $7.4 million, related to percentage leases reset in late 2007, a decrease in real estate and other taxes of $1.1 million, largely from reduced assessed values and successful resolution of prior year property taxes disputed, and a decrease in property insurance of $1.3 million.

- *Depreciation and amortization expense* increased $30.9 million compared to 2007, of which increase $8.2 million related to the two hotels acquired in December 2007. The remainder of the increase reflects increased depreciation associated with hotel capital expenditures ($142.9 million in 2008 and $227.5 million in 2007).

- *Impairment charge.* In 2008, we identified six hotels as candidates to be sold (these hotels continue to be held for investment as of December 31, 2009), and we tested these hotels for impairment using undiscounted estimated cash flows over a shortened estimated remaining hold period. Of the hotels tested, four hotels failed the test, as a result of which we recorded impairment charges of $22.3 million. Because of triggering events in 2008 related to changes in the capital markets, dropping travel demand and the combined effect on our stock price, we tested all of our hotel assets to determine if further assessment for potential impairment was required for any of our hotels. We had one hotel with a short-term ground lease, in addition to the sale candidates noted above, fail this test. We determined that the book value of this hotel was not fully recoverable, and as such, recorded a $38.5 million impairment charge for this hotel.

- *Other expenses* increased $3.0 million compared to 2007. This increase was primarily attributable to: (i) hurricane-related expenses of $1.0 million at 12 of our hotels affected by hurricanes in 2008, (ii) severance costs of $944,000 related to the staffing reductions at our hotels and (iii) amortization of intangible assets of $839,000 related to the hotels acquired in December 2007.

- *Net interest expense* increased $6.3 million compared to 2007. This change is primarily attributable to: (i) a decrease in interest income of $4.8 million due to lower cash balances and interest rates earned on those balances; (ii) an increase in interest expense of $7.7 million related to the mortgage debt on the two hotels acquired in December 2007; and (iii) a reduction in capitalized interest of $3.5 million related to lower renovation-related construction in progress, all of which was partially offset by lower interest expense of $9.7 million due to lower interest rates applicable to our floating-rate debt.

- *Equity in income (loss) from unconsolidated entities* decreased by $31.3 million compared to 2007, which decrease primarily reflects income received from the gain of $11.0 million, on the sale of an unconsolidated hotel during the first quarter of 2007, impairment charges of $12.7 million recorded in 2008, and resetting several percentage leases in late 2007. The impairment charges were comprised of $3.3 million (of which our share was $1.7 million) taken under ASC 360-10-35 and $11.0 million taken under ASC 323-10-35, related to other-than-temporary declines in value of certain equity method investments. The impairment under ASC 323-10-35 includes a charge of $6.6 million for one investment related to a hotel that we do not intend to sell.

- *Gain on involuntary conversion.* In 2008, we settled insurance claims relating to 2005 hurricane losses and realized a related $3.1 million gain from involuntary conversion.

- *Gain on sale of condominiums.* In 2007, we finalized the sale of 179 of the 184 units at our Royale Palms condominium project and recognized a related $18.6 million gain on sale under the completed contract method.

- *Discontinued operations* primarily consisted of: (i) a $1.2 million adjustment to gain on sales resulting from a revision in the tax liability associated with gains of $71.2 million from hotel sales in 2006 and 2007 and (ii) the following items related to two hotels sold in December 2009: impairment losses of $47.1 million, liquidated damages of $11.1 million, and hurricane losses of $717,000. Discontinued operations for 2007 primarily consisted of: (i) operating income of $8.7 million related to the hotels we sold in 2009 and 2007, (ii) charges related to early debt repayment of $902,000 related to the hotels we sold in 2007, and (iii) gains of $28.0 million related to the sale of 10 hotels during 2007.

Non-GAAP Financial Measures

We refer in this annual report to certain "non-GAAP financial measures." These measures, including Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles, or GAAP. The following tables reconcile these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and of the limitations upon such measures.

The following tables detail our computation of Hotel EBITDA, Hotel EBITDA margin, hotel operating expenses and the reconciliation of total operating expenses to hotel operating expenses with respect to our Consolidated Hotels at the dates presented.

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Year Ended December 31,		
	2009	**2008**	**2007**
Total revenue	$ 908,701	$ 1,102,912	$ 993,834
Other revenue	(2,843)	(2,983)	(3,089)
Revenue from acquired hotels[(a)]	-	-	94,164
Hotel revenue	905,858	1,099,929	1,084,909
Hotel operating expenses[(a)]	(694,180)	(788,328)	(781,521)
Hotel EBITDA	$ 211,678	$ 311,601	$ 303,388
Hotel EBITDA margin[(b)]	23.4 %	28.3 %	28.0 %

(a) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

(b) Hotel EBITDA as a percentage of hotel revenue.

Reconciliation of Total Operating Expenses to Hotel Operating Expenses
(dollars in thousands)

	Year Ended December 31,		
	2009	2008	2007
Total operating expenses	$ 902,972	$ 1,059,293	$ 886,320
Unconsolidated taxes, insurance and lease expense	8,079	8,212	7,314
Consolidated hotel lease expense	(41,121)	(54,266)	(61,652)
Corporate expenses	(24,216)	(20,698)	(20,718)
Depreciation and amortization	(147,445)	(137,570)	(106,682)
Impairment loss	-	(60,822)	-
Other expenses	(4,089)	(5,821)	(2,825)
Expenses from acquired hotels[(a)]	-	-	79,764
Hotel operating expenses	$ 694,180	$ 788,328	$ 781,521

(a) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

The following tables reconcile net income (loss) attributable to FelCor to Hotel EBITDA and the ratio of operating income (loss) to total revenue to Hotel EBITDA margin.

Reconciliation of Net Income (Loss) to Hotel EBITDA
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
Net income (loss)	$ (109,091)	$ (120,487)	$ 89,824
Discontinued operations	3,371	57,480	(35,820)
EBITDA from acquired hotels[(a)]	-	-	14,400
Equity in loss (income) from unconsolidated entities	4,814	10,932	(20,357)
Consolidated hotel lease expense	41,121	54,266	61,652
Unconsolidated taxes, insurance and lease expense	(8,079)	(8,212)	(7,314)
Interest expense, net	105,637	98,789	92,489
Impairment loss	-	60,822	-
Charges related to debt extinguishment	1,721	-	-
Corporate expenses	24,216	20,698	20,718
Depreciation and amortization	147,445	137,570	106,682
Retail space rental and other revenue	(2,843)	(2,983)	(3,089)
Other expenses	4,089	5,821	2,825
Gain on involuntary conversion	-	(3,095)	-
Gain on sale of condominiums	-	-	(18,622)
Gain on sale of assets	(723)	-	-
Hotel EBITDA	$ 211,678	$ 311,601	$ 303,388

(a) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Ratio of Operating Income (Loss) to Total Revenues to Hotel EBITDA Margin

	Year Ended December 31,		
	2009	**2008**	**2007**
Ratio of operating income (loss) to total revenues	0.6 %	4.0 %	10.8 %
Other revenue	(0.3)	(0.3)	(0.3)
Revenue from acquired hotels[a]	-	-	7.8
Unconsolidated taxes, insurance and lease expense	(0.9)	(0.7)	(0.7)
Consolidated lease expense	4.5	4.9	5.7
Other expenses	0.5	0.5	0.3
Corporate expenses	2.7	1.9	1.9
Depreciation and amortization	16.3	12.5	9.8
Impairment loss	-	5.5	-
Expenses from acquired hotels[a]	-	-	(7.3)
Hotel EBITDA margin	23.4 %	28.3 %	28.0 %

(a) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and brand/managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures that we use in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating all revenues and expenses from continuing operations not directly associated with hotel operations, including corporate-level expenses, depreciation and amortization, and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis including the historical results of operations from the two hotels acquired in December 2007.

Use and Limitations of Non-GAAP Measures

Our management and Board of Directors use Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. Hotel EBITDA and Hotel EBITDA margin, as presented by us, may not be comparable to Hotel EBITDA and Hotel EBITDA margin as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation, interest and capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Hotel EBITDA and Hotel EBITDA margin reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

Liquidity and Capital Resources

Operating Activities

During 2009, hotel operations provided most of the cash needed to meet our cash requirements including paying normal-course, capital expenditures. For the year ended December 31, 2009, cash provided by operating activities (primarily hotel operations), was $72.9 million, which reflects an $80.3 million decrease, compared to 2008, due primarily to declining hotel revenues. At December 31, 2009, we had $263.5 million of cash on hand, including approximately $36.4 million held under management agreements to meet working capital needs.

The global recession has resulted in considerable negative pressure on travel spending. As a result, lodging demand was weak throughout 2009 and contributed to further reductions of our Consolidated Hotel RevPAR. For 2010, we expect RevPAR to decline by 1% to 5% compared to 2009, and we expect cash from operating activities to range from negative $6 million to positive $6 million.

We are subject to increases in hotel operating expenses, including wage and benefit costs, repair and maintenance expenses, utilities and insurance expenses that can fluctuate disproportionately to revenues. Some of these operating expenses are difficult to predict and control, which lends volatility in our operating results. As a result of the decline in RevPAR and weak travel demand beginning in late 2008, we implemented extensive cost containment initiatives at our hotels, including reducing headcount and improving productivity and energy efficiency. If RevPAR continues to decrease and/or Hotel EBITDA margins shrink, our operations, earnings and/or cash flow could be materially adversely affected.

Investing Activities

For the year ended December 31, 2009, cash used in investing activities decreased $68.7 million, compared to 2008, due primarily to reduced spending on hotel capital expenditures.

We made extensive capital investments in our hotels between 2006 and 2008, and all of our hotels have been renovated. As a result, we have significantly curtailed capital spending in 2009. We expect to spend a limited amount of capital in the near future without compromising the value and quality of our hotels. In 2009, we completed approximately $75.9 million of capital improvements at our hotels (of which $37 million was spent on renovation and redevelopment projects).

Our liquidity preservation efforts also extend to acquisitions and redevelopment projects. We did not acquire any hotels during 2008 or 2009. We have also postponed spending on redevelopment projects, other than to advance ongoing approval and entitlement processes.

In order to enhance long-term shareholder value, as part of our strategic plan (as in the past and as market conditions allow), we intend to sell lower-growth hotels that no longer meet our investment criteria, thereby freeing our capital for redeployment (e.g., reduce overall leverage, acquire other hotels or invest in remaining FelCor properties). We regularly evaluate demand and supply trends for each hotel, portfolio concentration risk and future capital needs. We sold two hotels in 2009, and we expect to identify additional hotels for sale when hotel cash flows recover and the hotel transaction market improves.

Financing Activities

For the year ended December 31, 2009, cash provided by financing activities increased by $228.9 million compared to 2008, due primarily to net proceeds from a $201 million secured term loan and net proceeds of $558 million from the offering of $636 million in aggregate principal amount of our 10% senior secured notes due 2014 partially offset by the repurchase of $428 million of our senior notes due in 2011 and repayment of $128 million on our line of credit.

We suspended payment of our common dividend in December 2008 and our preferred dividend in March 2009 (we paid approximately $10 million of preferred dividends in January 2009). Our Board of Directors will determine the amount of future common and preferred dividends, if any, based upon various factors including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as minimum REIT distribution requirements. Unpaid preferred dividends continue to accrue, and accrued and current preferred dividends must be paid in full prior to payment of any common dividends.

For 2010, we expect negative cash flow after capital expenditures and normally occurring principal payments, which will be funded from cash on hand.

Capital markets, and our access to financing on reasonably acceptable terms, have historically been affected by external events and circumstances, such as recessions, major bank failures, rising unemployment, shrinking GDP, acts of terrorism, etc. Events or circumstances of similar magnitude or impact could adversely affect the availability and cost of our capital going forward. In addition, if the current recession continues, our operating cash flow and the availability and cost of capital for our business will continue to be adversely affected.

Line of Credit. In June 2009, we repaid the $128 million balance under our line of credit, which was then terminated. By terminating our line of credit, we eliminated certain restrictive corporate debt covenants.

Secured Debt. At December 31, 2009, we had consolidated secured debt totaling $1.7 billion, encumbering 67 of our consolidated hotels with an aggregate net book value of $2.1 billion (including 14 hotels that were encumbered by our new 10% senior secured notes issued in October 2009). Except in the case of our new senior notes, our mortgage debt is recourse solely to the specific hotels securing the debt. However, a violation of any of the recourse carve-out provisions, including fraud, misapplication of funds and other customary recourse carve-out provisions, could cause this debt to become fully recourse to us. Much of our hotel mortgage debt allows us to substitute collateral under certain conditions. Most of our mortgage debt is prepayable, subject to various prepayment, yield maintenance or defeasance obligations.

Loans secured by certain of our hotels provide for lock-box arrangements under certain circumstances. We generally are permitted to retain an amount required to cover our budgeted hotel operating expenses, taxes, debt service, insurance and capital expenditure reserves but the remaining revenues would flow through a lock-box if a specified debt service coverage ratio is not met. With the exception of one hotel, all of our hotels subject to lock-box provisions currently exceed the applicable minimum debt service coverage ratios.

2009 Secured Financings.

- In October 2009, we issued $636 million of 10% senior secured notes due 2014. The new senior secured notes are secured by a pledge of our limited partner interests in FelCor LP, first mortgages and related security interests on up to 14 hotels and pledges of equity interests in certain wholly-owned subsidiaries. We received approximately $558 million of net proceeds from sale of these notes after original issue discount, fees and expenses related to the offering. The proceeds were used to repurchase approximately $428 million of our senior notes due in 2011 (all of our floating-rate senior notes and $213 million of our 8½% senior notes) and for general corporate purposes.

- In June 2009, we obtained a $201 million non-recourse term loan secured by nine hotels. This loan bears interest at LIBOR (subject to a 2% floor) plus 350 basis points, and initially matures in 2011, but can be extended for as many as two years, subject to satisfying certain conditions that we expect to satisfy. The proceeds from this loan were used for general corporate purposes.
- In March 2009, we obtained a $120 million loan secured by seven hotels. The proceeds of the loan were used to repay the balance of an existing $116 million loan secured by the same properties that would have matured on April 1, 2009. The new loan matures in 2014 and bears interest at 9.02%.

Maturing Debt. We successfully refinanced all of our debt that matured in 2009, extended the maturity of one loan scheduled to mature in 2010, as well as refinanced nearly all of our corporate debt that was scheduled to mature in 2011. We continue to make progress with the various lenders to modify and/or refinance our remaining secured debt scheduled to mature in May 2010. That debt consists of eight non-recourse mortgage loans with a combined current balance of $243 million, secured by 13 hotels (six of which are cross-collateralized to secure one loan). With regard to these loans, we believe that extending the maturity dates is in the best interest of the lenders and FelCor. As a consequence, we intend to seek such extensions. In addition, we intend to discuss other loan modification options, as well as explore other refinancing opportunities and potential asset sales as a means of satisfying our obligations under our other mortgage debt as they mature. With regard to two of these loans, the mortgaged hotels' cash flows do not cover debt service, and we stopped funding the short-falls in December 2009.

Senior Notes. In October 2009, we issued $636 million in aggregate principal amount of our 10% senior secured notes due 2014. Our 10% senior notes require that we satisfy total leverage, secured leverage and interest coverage tests in order to: (i) incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; (ii) pay dividends in excess of the minimum distributions required to meet the REIT qualification test; (iii) repurchase capital stock; or (iv) merge. We are currently restricted from paying dividends (except to the extent necessary to satisfy the REIT qualification requirement that we distribute currently at least 90% of our taxable income) and repurchasing capital stock in connection with these tests. In connection with the sale of our new senior notes, we amended the indenture governing our 8½% senior notes (of which $87 million remain outstanding) to eliminate substantially all of the restrictive covenants, guarantees, collateral and certain events of default provisions.

Interest Rate Caps. To fulfill requirements under certain loans, we entered into interest rate cap agreements with aggregate notional amounts of $427.2 million at December 31, 2009 and 2008. These interest rate caps were not designated as hedges and had insignificant fair values at both December 31, 2009 and 2008, resulting in no significant net earnings impact.

Consolidated debt consisted of the following (in thousands):

	Encumbered Hotels	Interest Rate	Maturity Date	December 31, 2009	2008
Mortgage debt[a]	7 hotels	8.68%	May 2010	$ 130,379	$ 133,704
Mortgage debt	6 hotels	8.73	May 2010	112,703	116,285
Senior notes	none	8.50[b]	June 2011	86,604	299,414
Mortgage debt[a]	2 hotels	6.15	June 2011[c]	14,150	14,641
Mortgage debt	9 hotels	L + 3.50[d]	August 2011[e]	200,425	-
Line of credit	none	L + 0.80	August 2011	-	113,000
Mortgage debt	12 hotels	L + 0.93[f]	November 2011[g]	250,000	250,000
Senior floating rate notes	none	L +1.875	December 2011	-	215,000
Mortgage debt[a]	2 hotels	L + 1.55[h]	May 2012[i]	176,555	176,267
Mortgage debt	1 hotel	8.77	May 2013[j]	27,829	28,546
Mortgage debt	7 hotels	9.02	April 2014	117,422	117,131
Mortgage debt[a]	5 hotels	6.66	June - August 2014	70,917	72,517
Senior secured notes[k]	14 hotels	10.00	October 2014	572,500	-
Mortgage debt	1 hotel	5.81	July 2016	11,741	12,137
Capital lease and other	1 hotel	9.44	various	2,089	3,044
Total	67 hotels			$ 1,773,314	$ 1,551,686

(a) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.

(b) As a result of a rating down-grade in February 2009, the interest rate on our 8½% senior notes increased to 9%.

(c) In February 2010, the maturity date on these loans was extended from June 2009 to June 2011.

(d) LIBOR for this loan is subject to a 2% floor.

(e) This loan can be extended for as many as two years, subject to satisfying certain conditions.

(f) We have purchased an interest rate cap that caps LIBOR at 7.8% and expires in November 2010 for this notional amount.

(g) The maturity date assumes that we will exercise the remaining one-year extension option that is exercisable, at our sole discretion, and would extend the current November 2010 maturity to 2011.

(h) We have purchased interest rate caps that cap LIBOR at 6.5% and expire in May 2010 for aggregate notional amounts of $177 million.

(i) We have exercised the first of three successive one-year extension options that extend, at our sole discretion, maturity to 2012.

(j) In February 2010, the maturity date on this loan was extended from May 2010 to May 2013.

(k) These senior notes have $636 million in aggregate principal outstanding and were sold at a discount that provides an effective yield of 12.875% before transaction costs.

Contractual Obligations

We have obligations and commitments to make certain future payments under debt agreements and various contracts. The following schedule details these obligations at December 31, 2009 (in thousands):

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Debt[a]	$ 1,968,145	$ 305,938	$ 793,555[b]	$ 857,914	$ 10,738
Operating leases	404,625	34,349	63,027	25,893	281,356
Purchase obligations	10,025	10,025	-	-	-
IHG liquidated damages	10,054	10,054	-	-	-
Total contractual obligations	$ 2,392,849	$ 360,366	$ 856,582	$ 883,807	$ 292,094

(a) Our long-term debt consists of both secured and unsecured debt and includes both principal and interest. Interest expense for variable rate debt was calculated using the interest rate at December 31, 2009.

(b) Assumes the extension through November 2011, at our option, of $250 million of debt with a current maturity of November 2010 and the extension through May 2012, at our option, of $176 million of debt with a current maturity of May 2010.

Off-Balance Sheet Arrangements

At December 31, 2009, we had unconsolidated 50% investments in ventures that own an aggregate of 15 hotels (referred to as hotel joint ventures). We had an unconsolidated 50% investment in a venture that leases one of those 15 hotels (referred to as an operating lessee). Of the remaining joint venture hotels, we own more than 50% of the operating lessees operating 13 hotels and one hotel is operated without a lease. We also owned a 50% interest in entities that provide condominium management services and develop condominiums in Myrtle Beach, South Carolina. None of our directors, officers or employees owns any interest in any of these joint ventures or entities. The hotel joint ventures had $215.0 million of non-recourse mortgage debt relating to these 15 hotels, of which our pro rata portion was $107.5 million, none of which is reflected as a liability on our consolidated balance sheet. Our liabilities with regard to non-recourse debt and the liabilities of our subsidiaries that are members or partners in joint ventures are generally limited to guarantees of the borrowing entity's obligations to pay for the lender's losses caused by misconduct, fraud or misappropriation of funds by the venture and other typical exceptions from the non-recourse provisions in the mortgages, such as for environmental liabilities.

We have recorded equity in income (loss) of unconsolidated entities of $(4.8) million, $(10.9) million; and $20.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, and received distributions of $9.0 million (of which $2.8 million was provided from operations), $27.8 million (of which $3.0 million was provided from operations), and $9.8 million (of which $0.9 million was provided from operations), for the years 2009, 2008 and 2007, respectively. The principal source of income for our hotel joint ventures is percentage lease revenue from their operating lessees.

Capital expenditures on the hotels owned by our hotel joint ventures are generally funded from the income from operations of these ventures. However, if a venture has insufficient cash flow to meet operating expenses or make necessary capital improvements, the venture may make a capital call upon the venture members or partners to fund such necessary improvements. It is possible that, in the event of a capital call, the other joint venture member or partner may be unwilling or unable to make the necessary capital contributions. Under such circumstances, we may elect to make the other party's contribution as a loan to the venture or as an additional capital contribution by us. Under certain circumstances, a capital contribution by us may increase our equity investment to greater than 50% and may require that we consolidate the venture, including all of its assets and liabilities, into our consolidated financial statements.

With respect to those ventures that are partnerships, the hotels owned by these ventures could perform below expectations and result in the insolvency of the ventures and the acceleration of their debts, unless the members or partners provide additional capital. In some ventures, the members or partners may be required to make additional capital contributions or have their interest in the venture be reduced or offset for the benefit of any party making the required investment on their behalf. We may be faced with the choice of losing our investment in a venture or investing additional capital under circumstances that do not assure a return on that investment.

Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, require us to reduce room rates in the near term and may limit our ability to raise room rates in the future. We are also subject to the risk that inflation will cause increases in hotel operating expenses disproportionately to revenues.

Seasonality

The lodging business is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may utilize cash on hand or borrowings to satisfy our obligations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates, including those related to bad debts, the carrying value of investments in hotels, litigation, and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- We are required by GAAP to record an impairment charge when we believe that an investment in one or more of our hotels held for investment has been impaired, such that future undiscounted cash flows would not recover the book basis, or net book value, of the investment. We test for impairment when certain events occur, including one or more of the following: projected cash flows are significantly less than recent historical cash flows; significant changes in legal factors or actions by a regulator that could affect the value of our hotels; events that could cause changes or uncertainty in travel patterns; and a current expectation that, more likely than not, a hotel will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. In the evaluation of impairment of our hotels, and in establishing impairment charges, we made many assumptions and estimates on a hotel by hotel basis, which included the following:
    - Annual cash flow growth rates for revenues and expenses;
    - Holding periods;
    - Expected remaining useful lives of assets;
    - Estimates in fair values taking into consideration future cash flows, capitalization rates, discount rates and comparable selling prices; and
    - Future capital expenditures.

We are also required under GAAP to record an impairment charge when one or more of our investments in unconsolidated subsidiaries experiences an other-than-temporary decline in fair value. Any decline in fair value that is not expected to be recovered in the next 12 months is considered other-than-temporary. We record an impairment in our equity based investments as a reduction in the carrying value of the investment. Our estimates of fair values are based on future cash flow estimates, capitalization rates, discount rates and comparable selling prices.

Changes in these estimates, future adverse changes in market conditions or poor operating results of underlying hotels could result in an inability to recover the carrying value of our hotels or investments in unconsolidated entities, thereby requiring future impairment charges.

- We capitalize interest and certain other costs, such as property taxes, land leases, property insurance and employee costs related to hotels undergoing major renovations and redevelopments. Such costs capitalized in 2009, 2008 and 2007 were $5.9 million, $6.8 million and $12.5 million, respectively. We make estimates with regard to when components of the renovated asset or redevelopment project are taken out of service or placed in service when determining the appropriate amount and time to capitalize these costs. If these estimates are inaccurate, we could capitalize too much or too little with regard to a particular project.

- Depreciation expense is based on the estimated useful life of our assets, and amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. The lives of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While we believe our estimates are reasonable, a change in the estimated lives could affect depreciation and amortization expense and net income (loss) or the gain or loss on the sale of any of our hotels.

- Investments in hotel properties are stated at acquisition cost and allocated to land, property and equipment, identifiable intangible assets and assumed debt and other liabilities at fair value. Any remaining unallocated acquisition costs are treated as goodwill. Property and equipment are recorded at fair value based on current replacement cost for similar capacity and allocated to buildings, improvements, furniture, fixtures and equipment using appraisals and valuations prepared by management and/or independent third parties. Identifiable intangible assets (typically contracts including ground and retail leases and management and franchise agreements) are recorded at fair value, although no value is generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources such as those obtained in connection with the acquisition or financing of a property and other market data, including third-party appraisals and valuations.

- We make estimates with respect to contingent liabilities for losses covered by insurance. We record liabilities for self-insured losses under our insurance programs when it becomes probable that an asset has been impaired or a liability has been incurred at the date of our financial statements and the amount of the loss can be reasonably estimated. We are self-insured for the first $250,000, per occurrence, of our general liability claims with regard to 57 of our hotels. We review the adequacy of our reserves for our self-insured claims on a regular basis. Our reserves are intended to cover the estimated ultimate uninsured liability for losses with respect to reported and unreported claims incurred at the end of each accounting period. These reserves represent estimates at a given date, generally utilizing projections based on claims, historical settlement of claims and estimates of future costs to settle claims. Estimates are also required since there may be delays in reporting. Because establishment of insurance reserves is an inherently uncertain process involving estimates, currently established reserves may not be sufficient. If our insurance reserves of $3.2 million, at December 31, 2009, for general liability losses are insufficient, we will record an additional expense in future periods. Property and catastrophic losses are event-driven losses and, as such, until a loss occurs and the amount of loss can be reasonably estimated, no liability is recorded. We had recorded no contingent liabilities with regard to property or catastrophic losses at December 31, 2009.

- Our Taxable REIT Subsidiaries, or TRSs, have cumulative potential future tax deductions totaling $348.5 million. The net deferred income tax asset associated with these potential future tax deductions was $132.4 million. We have recorded a valuation allowance of $132.3 million related to our TRSs deferred tax asset, because of the uncertainty of realizing the asset's benefit. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we were to determine that we would be able to realize all or a portion of our deferred tax assets in the future, an adjustment to the deferred tax asset would increase operating income in the period such determination was made.

Recent Changes to Accounting Standards

The FASB recently amended its guidance surrounding a company's analysis to determine whether any of its variable interests constitute controlling financial interests in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: a) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The guidance is effective for the first annual reporting period that begins after November 15, 2009 and, accordingly, we will reevaluate our interests in variable interest entities for the period beginning on January 1, 2010 to determine that the entities are reflected properly in the financial statements as investments or consolidated entities. We do not anticipate that the implementation of this guidance will have a material effect on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2009, approximately 65% of our consolidated debt had fixed interest rates. In some cases, market rates of interest are below the rates we are obligated to pay on our fixed-rate debt.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the tables present scheduled maturities and weighted average interest rates, by maturity dates. The fair value of our fixed rate debt indicates the estimated principal amount of debt having the same debt service requirements that could have been borrowed at the date presented, at then current market interest rates.

December 31, 2009

	Expected Maturity Date							
	2010	**2011**	**2012**	**2013**	**2014**	**Thereafter**	**Total**	**Fair Value**
Liabilities				(dollars in thousands)				
Fixed rate:								
Debt	$ 251,840	$ 105,955	$ 4,539	$ 32,742	$ 805,126	$ 9,376	$ 1,209,578	$ 1,207,728
Average interest rate	8.69%	8.62%	7.67%	8.61%	9.61%	5.81%	9.27%	
Floating rate:								
Debt	1,978	448,800	177,225	-	-	-	628,003	541,773
Average interest rate[(a)]	5.28%	4.01%	4.91%	-	-	-	4.27%	
Total debt	$ 253,818	$ 554,755	$ 181,764	$ 32,742	$ 805,126	$ 9,376	$ 1,837,581	
Average interest rate	8.66%	4.89%	4.98%	8.61%	9.61%	5.81%	7.56%	
Net discount							(64,267)	
Total debt							$ 1,773,314	

(a) The average floating interest rate represents the implied forward rates in the yield curve at December 31, 2009.

December 31, 2008

	Expected Maturity Date							
	2009	**2010**	**2011**	**2012**	**2013**	**Thereafter**	**Total**	**Fair Value**
Liabilities				(dollars in thousands)				
Fixed rate:								
Debt	$ 142,427	$ 274,014	$ 303,029	$ 2,415	$ 2,590	$ 73,245	$ 797,720	$ 685,512
Average interest rate	7.27%	8.70%	8.49%	6.49%	6.49%	6.54%	8.15%	
Floating rate:								
Debt	285	-	578,000	177,225	-	-	755,510	565,555
Average interest rate[(a)]	4.25%	-	3.91%	4.65%	-	-	4.08%	
Total debt	$ 142,712	$ 274,014	$ 881,029	$ 179,640	$ 2,590	$ 73,245	$ 1,553,230	
Average interest rate	7.27%	8.70%	5.48%	4.67%	6.49%	6.54%	6.17%	
Net discount							(1,544)	
Total debt							$ 1,551,686	

(a) The average floating interest rate represents the implied forward rates in the yield curve at December 31, 2008.

We had no interest rate swap agreements at December 31, 2009 or 2008.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we have concluded that, as of December 31, 2009, our internal control over financial reporting is effective, based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report, which appears elsewhere in this annual report to stockholders.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of FelCor Lodging Trust Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows present fairly, in all material respects, the financial position of FelCor Lodging Trust Incorporated and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting (not presented herein) appearing elsewhere in this annual report to stockholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it computes earnings per share and the manner in which it accounts for noncontrolling interests effective January 1, 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Dallas, Texas
February 25, 2010

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(in thousands)

	2009	2008
Assets		
Investment in hotels, net of accumulated depreciation of $916,604 at December 31, 2009 and $816,271 at December 31, 2008	$ 2,180,394	$ 2,279,026
Investment in unconsolidated entities	82,040	94,506
Cash and cash equivalents	263,531	50,187
Restricted cash	18,708	13,213
Accounts receivable, net of allowance for doubtful accounts of $406 at December 31, 2009 and $521 at December 31, 2008	28,678	35,240
Deferred expenses, net of accumulated amortization of $14,502 at December 31, 2009 and $13,087 at December 31, 2008	19,977	5,556
Other assets	32,666	34,541
Total assets	$ 2,625,994	$ 2,512,269
Liabilities and Equity		
Debt, net of discount of $64,267 at December 31, 2009 and $1,544 at December 31, 2008	$ 1,773,314	$ 1,551,686
Distributions payable	37,580	8,545
Accrued expenses and other liabilities	131,339	132,604
Total liabilities	1,942,233	1,692,835
Commitments and contingencies		
Redeemable noncontrolling interests in FelCor LP at redemption value, 295 and 296 units issued and outstanding at December 31, 2009 and 2008, respectively	1,062	545
Equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at December 31, 2009 and 2008	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at December 31, 2009 and 2008	169,412	169,412
Common stock, $.01 par value, 200,000 shares authorized and 69,413 shares issued, including shares in treasury, at December 31, 2009 and 2008	694	694
Additional paid-in capital	2,021,837	2,045,482
Accumulated other comprehensive income	23,528	15,347
Accumulated deficit	(1,792,822)	(1,645,947)
Less: Common stock in treasury, at cost, of 3,845 and 5,189 shares at December 31, 2009 and 2008, respectively	(71,895)	(99,245)
Total FelCor stockholders' equity	660,116	795,105
Noncontrolling interests in other partnerships	22,583	23,784
Total equity	682,699	818,889
Total liabilities and equity	$ 2,625,994	$ 2,512,269

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2009, 2008 and 2007
(in thousands, except per share data)

	2009	2008	2007
Revenues:			
Hotel operating revenue	$ 905,858	$ 1,099,929	$ 990,745
Other revenue	2,843	2,983	3,089
Total revenues	908,701	1,102,912	993,834
Expenses:			
Hotel departmental expenses	326,704	372,319	318,424
Other property operating costs	258,546	293,969	266,093
Management and franchise fees	43,221	55,720	51,863
Taxes, insurance and lease expenses	98,751	112,374	119,715
Corporate expenses	24,216	20,698	20,718
Depreciation and amortization	147,445	137,570	106,682
Impairment loss	-	60,822	-
Other expenses	4,089	5,821	2,825
Total operating expenses	902,972	1,059,293	886,320
Operating income (loss)	5,729	43,619	107,514
Interest expense, net	(105,637)	(98,789)	(92,489)
Charges related to debt extinguishment	(1,721)	-	-
Income (loss) before equity in income of unconsolidated entities, noncontrolling interests and gain on sale of assets	(101,629)	(55,170)	15,025
Equity in income (loss) from unconsolidated entities	(4,814)	(10,932)	20,357
Gain on involuntary conversion	-	3,095	-
Gain on sale of assets	723	-	-
Gain on sale of condominiums	-	-	18,622
Income (loss) from continuing operations	(105,720)	(63,007)	54,004
Discontinued operations	(3,371)	(57,480)	35,820
Net income (loss)	(109,091)	(120,487)	89,824
Net loss (income) attributable to noncontrolling interests in other partnerships	297	(1,191)	309
Net loss (income) attributable to redeemable noncontrolling interests in FelCor LP	672	2,433	(1,094)
Net income (loss) attributable to FelCor	(108,122)	(119,245)	89,039
Preferred dividends	(38,713)	(38,713)	(38,713)
Net income (loss) attributable to FelCor common stockholders	$ (146,835)	$ (157,958)	$ 50,326
Basic and diluted per common share data:			
Income (loss) from continuing operations	$ (2.27)	$ (1.65)	$ 0.25
Net income (loss)	$ (2.33)	$ (2.57)	$ 0.80
Basic weighted average common shares outstanding	63,114	61,979	61,600
Diluted weighted average common shares outstanding	63,114	61,979	61,618

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
Net income (loss)	$ (109,091)	$ (120,487)	$ 89,824
Foreign currency translation adjustment	8,219	(12,032)	11,611
Comprehensive income (loss)	(100,872)	(132,519)	101,435
Comprehensive loss (income) attributable to noncontrolling interests in other partnerships	297	(1,191)	309
Comprehensive loss (income) to redeemable noncontrolling interests in FelCor LP	634	2,612	(1,342)
Comprehensive income (loss) attributable to FelCor	$ (99,941)	$ (131,098)	$ 100,402

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED
CONSOLIDATED STATEMENTS OF EQUITY
For the years ended December 31, 2009, 2008 and 2007
(in thousands)

	Preferred Stock		Common Stock			Accumulated			Noncontrolling		
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Interests in Other Partnerships	Comprehensive Income (Loss)	Total Equity
Balance at December 31, 2006	12,948	$ 478,774	69,438	$ 694	$ 2,049,078	$ 15,500	$ (1,409,790)	$ (141,280)	$ 28,172		$ 1,021,148
Issuance of stock awards	-	-	-	-	(8,850)	-	-	9,259	-		409
Exercise of stock options	-	-	-	-	731	-	-	5,569	-		6,300
Amortization of stock awards	-	-	-	-	4,294	-	-	–	-		4,294
Forfeiture of stock awards	-	-	-	-	684	-	-	(2,564)	-		(1,880)
Common stock exchanged for treasury shares	-	-	(25)	-	(488)	-	-	488	-		-
Conversion of operating partnership units into common shares	-	-	-	-	(24)	-	-	24	-		-
Allocation to redeemable noncontrolling interests	-	-	-	-	8,336	8	-	-	-		8,344
Contribution from noncontrolling interests	-	-	-	-	-	-	-	-	2,431		2,431
Distribution to noncontrolling interests	-	-	-	-	-	-	-	-	(5,030)		(5,030)
Dividends Declared:											
$1.20 per common share	-	-	-	-	-	-	(74,930)	-	–		(74,930)
$1.95 per Series A preferred share	-	-	-	-	-	-	(25,116)	-	–		(25,116)
$2.00 per Series C depositary preferred share	-	-	-	-	-	-	(13,596)	-	–		(13,596)
Comprehensive loss:											
Foreign exchange translation	-	-	-	-	-	11,363	-	-	–	$ 11,363	
Net income	-	-	-	-	-	-	89,039	-	(309)	88,730	
Comprehensive income										$ 100,093	100,093
Balance at December 31, 2007	12,948	478,774	69,413	694	2,053,761	26,871	(1,434,393)	(128,504)	25,264		1,022,467
Issuance of stock awards	-	-	-	-	(9,013)	-	-	9,572	-		559
Amortization of stock awards	-	-	-	-	4,943	-	-	-	-		4,943
Forfeiture of stock awards	-	-	-	-	-	-	-	(548)	-		(548)
Conversion of operating partnership units into common shares	-	-	-	-	(20,235)	-	-	20,235	-		-
Allocation to redeemable noncontrolling interests	-	-	-	-	16,064	329	-	-	-		16,393
Costs related to shelf registration	-	-	-	-	(38)	-	-	-	-		(38)
Contribution from noncontrolling interests	-	-	-	-	-	-	-	-	565		565
Distribution to noncontrolling interests	-	-	-	-	-	-	-	-	(3,236)		(3,236)
Dividends declared:											
$0.85 per common share	-	-	-	-	-	-	(53,596)	-	-		(53,596)
$1.95 per Series A preferred share	-	-	-	-	-	-	(25,117)	-	-		(25,117)
$2.00 per Series C depositary preferred share	-	-	-	-	-	-	(13,596)	-	-		(13,596)
Comprehensive loss:											
Foreign exchange translation	-	-	-	-	-	(11,853)	-	-	-	$ (11,853)	
Net loss	-	-	-	-	-	-	(119,245)	-	1,191	(118,054)	
Comprehensive loss										$ (129,907)	(129,907)
Balance at December 31, 2008	12,948	$ 478,774	69,413	$ 694	$2,045,482	$ 15,347	$ (1,645,947)	$ (99,245)	$ 23,784		$ 818,889

FELCOR LODGING TRUST INCORPORATED
CONSOLIDATED STATEMENTS OF EQUITY – (continued)
For the years ended December 31, 2009, 2008 and 2007
(in thousands)

	Preferred Stock		Common Stock								
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Noncontrolling Interests in Other Partnerships	Comprehensive Income (Loss)	Total Equity
Balance at December 31, 2008	12,948	$ 478,774	69,413	$ 694	$2,045,482	$ 15,347	$ (1,645,947)	$ (99,245)	$ 23,784		$ 818,889
Issuance of stock awards	-	-	-	-	(27,510)	-	-	27,526	-		16
Amortization of stock awards	-	-	-	-	5,139	-	-	-	-		5,139
Forfeiture of stock awards	-	-	-	-	63	-	-	(193)	-		(130)
Conversion of operating partnership units into common shares	-	-	-	-	(17)	-	-	17	-		-
Allocation to redeemable noncontrolling interests	-	-	-	-	(1,152)	-	-	-	-		(1,152)
Contribution from noncontrolling interests	-	-	-	-	-	-	-	-	534		534
Distribution to noncontrolling interests	-	-	-	-	-	-	-	-	(1,606)		(1,606)
Other	-	-	-	-	(168)	-	(40)	-	168		(40)
Accrued preferred dividends:											
$1.833 per Series A preferred share	-	-	-	-	-	-	(25,117)	-	-		(25,117)
$2.00 per Series C depositary preferred share	-	-	-	-	-	-	(12,462)	-	-		(12,462)
Dividends declared and paid ($0.167 per Series C depository preferred share)	-	-	-	-	-	-	(1,134)	-	-		(1,134)
Comprehensive loss:											
Foreign exchange translation	-	-	-	-	-	8,181	-	-	-	$ 8,181	
Net loss	-	-	-	-	-	-	(108,122)	-	(297)	(108,419)	
Comprehensive loss										$ (100,238)	(100,238)
Balance at December 31, 2009	12,948	$ 478,774	69,413	$ 694	$2,021,837	$ 23,528	$ (1,792,822)	$ (71,895)	$ 22,583		$ 682,699

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$ (109,091)	$ (120,487)	$ 89,824
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	150,088	141,668	110,765
Gain on involuntary conversion	-	(3,095)	-
Gain on sale of assets	(1,633)	(1,193)	(47,195)
Amortization of deferred financing fees and debt discount	7,120	2,959	2,663
Amortization of unearned officers' and directors' compensation	5,165	4,451	4,239
Equity in (income) loss from unconsolidated entities	4,814	10,932	(20,357)
Distributions of income from unconsolidated entities	2,789	2,973	947
Charges related to early debt extinguishment	1,721	-	901
Impairment loss hotels	3,448	107,963	-
Changes in assets and liabilities:			
Accounts receivable	5,369	3,675	(19)
Restricted cash-operations	345	(71)	3,787
Other assets	(1,520)	(386)	6,564
Accrued expenses and other liabilities	4,292	3,774	(14,782)
Net cash flow provided by operating activities	72,907	153,163	137,337
Cash flows provided by (used in) investing activities:			
Acquisition of hotels	-	-	(50,424)
Improvements and additions to hotels	(75,949)	(142,897)	(227,518)
Additions to condominium project	(154)	(752)	(8,299)
Proceeds from sale of hotels	25,038	-	165,107
Proceeds from sale of condominiums	-	-	20,669
Proceeds received from property damage insurance	-	2,005	2,034
Purchase of investment securities	-	-	(8,246)
Decrease (increase) in restricted cash-investing	(3,373)	1,705	7,334
Redemption of investment securities	1,719	5,397	743
Cash distributions from unconsolidated entities	6,200	24,858	8,812
Capital contributions to unconsolidated entities	(444)	(5,995)	(4,650)
Net cash flow used in investing activities	(46,963)	(115,679)	(94,438)
Cash flows provided by (used in) financing activities:			
Proceeds from borrowings	988,486	187,285	25,492
Repayment of borrowings	(772,375)	(111,744)	(30,312)
Payment of debt issuance costs	(19,532)	(21)	(1,187)
Exercise of stock options	-	-	6,280
Distributions paid to other partnerships' noncontrolling interests	(1,606)	(3,236)	(5,030)
Contribution from noncontrolling interests	534	565	2,431
Distributions paid to redeemable noncontrolling interests in FelCor LP	-	(1,559)	(1,481)
Distributions paid to preferred stockholders	(9,679)	(38,713)	(38,712)
Distributions paid to common stockholders	-	(75,686)	(68,599)
Net cash flow provided by (used in) financing activities	185,828	(43,109)	(111,118)
Effect of exchange rate changes on cash	1,572	(1,797)	1,649
Net change in cash and cash equivalents	213,344	(7,422)	(66,570)
Cash and cash equivalents at beginning of periods	50,187	57,609	124,179
Cash and cash equivalents at end of periods	$ 263,531	$ 50,187	$ 57,609
Supplemental cash flow information — interest paid	$ 85,587	$ 100,505	$ 101,657

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

FelCor Lodging Trust Incorporated (NYSE:FCH), or FelCor, is a Maryland corporation operating as a real estate investment trust, or REIT. We are the sole general partner of, and the owner of a greater than 99% partnership interest in, FelCor Lodging Limited Partnership, or FelCor LP, through which we held ownership interests in 85 hotels with approximately 24,000 rooms at December 31, 2009. When used in this report, "we," "us" and "our" refer to FelCor and its consolidated subsidiaries, unless otherwise indicated.

Of the 85 hotels in which we had an ownership interest at December 31, 2009, we owned a 100% interest in 64 hotels, a 90% or greater interest in entities owning four hotels, an 81% interest in an entity owning one hotel, a 60% interest in an entity owning one hotel and a 50% interest in entities owning 15 hotels. We consolidate our real estate interests in the 70 hotels in which we held greater than 50% ownership interests, and we record the real estate interests of the 15 hotels in which we held 50% ownership interests using the equity method.

At December 31, 2009, 84 of the 85 hotels in which we had ownership interests, were leased to operating lessees, and one 50%-owned hotel was operated without a lease. We held greater than 50% ownership interests and had direct or indirect controlling interests in the lessees of 83 of the 84 hotels that were leased to operating lessees. Because we owned controlling interests in these lessees (including 13 of the 15 hotels in which we owned 50% of the real estate interests), we consolidated our lessee interests in these hotels (we refer to these 83 hotels as our Consolidated Hotels). Of our Consolidated Hotels, we owned 50% of the real estate interests in each of 13 hotels (we accounted for the ownership in our real estate interests of these hotels by the equity method) and more than 50% of the real estate interests in each of the remaining 70 hotels. We also owned 50% of the real estate interests in each of our two hotels that were either leased to a lessee in which we owned 50% interest (our lessee interests in this hotel is not consolidated because we do not have controlling interest) or operated without a lease.

At December 31, 2009, we had an aggregate of 65,862,801 shares and units outstanding, consisting of 65,567,841 shares of FelCor common stock and 294,960 units of FelCor LP limited partnership interest not owned by FelCor.

The following table illustrates the distribution of our 83 Consolidated Hotels among our premier brands at December 31, 2009:

Brand	Hotels	Rooms
Embassy Suites Hotels	47	12,132
Holiday Inn	15	5,154
Sheraton and Westin	9	3,217
Doubletree	7	1,471
Renaissance and Marriott	3	1,321
Hilton	2	559
Total hotels	83	

At December 31, 2009, our Consolidated Hotels were located in the United States (81 hotels in 23 states) and Canada (two hotels in Ontario), with concentrations in California (15 hotels), Florida (12 hotels) and Texas (11 hotels). In 2009, approximately 47% of our Hotel EBITDA was generated from hotels in these three states.

1. Organization – (continued)

At December 31, 2009, of our 83 Consolidated Hotels (i) subsidiaries of Hilton Hotels Corporation, or Hilton, managed 54 hotels, (ii) subsidiaries of InterContinental Hotels Group, or IHG, managed 15 hotels, (iii) subsidiaries of Starwood Hotels & Resorts Worldwide Inc., or Starwood, managed nine hotels, (iv) subsidiaries of Marriott International Inc., or Marriott, managed three hotels, and (iv) independent management companies managed two hotels.

Our hotels managed by Marriott are accounted for on a fiscal year comprised of 52 or 53 weeks ending on the Friday closest to December 31. Their 2009, 2008 and 2007 fiscal years ended on January 1, 2010, January 2, 2009 and December 28, 2007, respectively.

2. Summary of Significant Accounting Policies

Principles of Consolidation — Our accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Investments in unconsolidated entities (consisting entirely of 50 percent owned ventures) are accounted for by the equity method. None of our less than wholly owned subsidiaries are considered variable interest entities. We follow the voting interest model and consolidate entities in which we have greater than 50% ownership interest and report entities in which we have 50% or less ownership interest under the equity method.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment in Hotels — Our hotels are stated at cost and are depreciated using the straight-line method over estimated useful lives of 40 years for buildings, 15 to 30 years for improvements and five to ten years for furniture, fixtures, and equipment.

We periodically review the carrying value of each of our hotels to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel or modification of depreciation periods. If facts or circumstances support the possibility of impairment of a hotel, we prepare a projection of the undiscounted future cash flows, without interest charges, over the shorter of the hotel's estimated useful life or the expected hold period, and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, we make an adjustment to reduce the carrying value of the hotel to its then fair value. We use recent operating results and current market information to arrive at our estimates of fair value.

Maintenance and repairs are expensed, and major renewals and improvements are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from our accounts and the related gain or loss is included in operations.

Acquisition of Hotels — Investments in hotel properties are stated at acquisition cost and allocated to land, property and equipment, identifiable intangible assets and assumed debt and other liabilities at fair value. Any remaining unallocated acquisition costs are treated as goodwill. Property and equipment are recorded at fair value based on current replacement cost for similar capacity and allocated to buildings, improvements, furniture, fixtures and equipment using appraisals and valuations prepared by management and/or independent third parties. Identifiable intangible assets (typically contracts including ground and retail leases and management and franchise agreements) are recorded at fair value, although no value is generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the

2. Summary of Significant Accounting Policies — (continued)

difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources such as those obtained in connection with the acquisition or financing of a property and other market data, including third-party appraisals and valuations.

Investment in Unconsolidated Entities — We own a 50% interest in various real estate ventures in which the partners or members jointly make all material decisions concerning the business affairs and operations. Additionally, we also own a preferred equity interest in one of these real estate ventures. Because we do not control these entities, we carry our investment in unconsolidated entities at cost, plus our equity in net earnings or losses, less distributions received since the date of acquisition and any adjustment for impairment. Our equity in net earnings or losses is adjusted for the straight-line depreciation, over the lower of 40 years or the remaining life of the venture, of the difference between our cost and our proportionate share of the underlying net assets at the date of acquisition. We periodically review our investment in unconsolidated entities for other-than-temporary declines in fair value. Any decline that is not expected to be recovered in the next 12 months is considered other-than-temporary and an impairment is recorded as a reduction in the carrying value of the investment. Estimated fair values are based on our projections of cash flows, market capitalization rates and sales prices of comparable assets.

We track inception-to-date contributions, distributions and earnings for each of our unconsolidated investments. We determine the character of cash distributions from our unconsolidated investments for purposes of our consolidated statements of cash flows as follows:

- Cash distributions up to the aggregate historical earnings of the unconsolidated entity are recorded as an operating activity (*i.e.* a distribution of earnings); and
- Cash distributions in excess of aggregate historical earnings are recorded as an investing activity (*i.e.* a distribution of contributed capital).

Hotels Held for Sale — We consider each individual hotel to be an identifiable component of our business. We do not consider hotels held for sale until it is probable that the sale will be completed within one year. We had no hotels held for sale at December 31, 2009 or 2008.

We do not depreciate hotel assets that are classified as held for sale. Upon designating a hotel as held for sale, and quarterly thereafter, we review the carrying value of the hotel and, as appropriate, adjust its carrying value to the lesser of depreciated cost or fair value, less cost to sell. Any adjustment in the carrying value of a hotel classified as held for sale is reflected in discontinued operations. We include in discontinued operations the operating results of hotels classified as held for sale or that have been sold.

Cash and Cash Equivalents — All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

We place cash deposits at major banks. Our bank account balances may exceed the Federal Depository Insurance Limits; however, management believes the credit risk related to these deposits is minimal.

Restricted Cash — Restricted cash includes reserves for capital expenditures, real estate taxes, and insurance, as well as cash collateral deposits for mortgage debt agreement provisions and capital expenditure obligations on sold hotels.

2. Summary of Significant Accounting Policies — (continued)

Deferred Expenses — Deferred expenses, consisting primarily of loan costs, are recorded at cost. Amortization is computed using a method that approximates the effective interest method over the maturity of the related debt.

Other Assets — Other assets consist primarily of hotel operating inventories, prepaid expenses and deposits.

Revenue Recognition — Nearly 100% of our revenue is comprised of hotel operating revenues, such as room revenue, food and beverage revenue, and revenue from other hotel operating departments (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests as earned. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned. Appropriate allowances are made for doubtful accounts and are recorded as a bad debt expense. The remainder of our revenue is from condominium management fee income and other sources.

We do not have any time-share arrangements and do not sponsor any frequent guest programs for which we would have any contingent liability. We participate in frequent guest programs sponsored by the brand owners of our hotels and we expense the charges associated with those programs (typically consisting of a percentage of the total guest charges incurred by a participating guest) as incurred. When a guest redeems accumulated frequent guest points at one of our hotels, the hotel bills the sponsor for the services provided in redemption of such points and records revenue in the amount of the charges billed to the sponsor. We have no loss contingencies or ongoing obligation associated with frequent guest programs beyond what is paid to the brand owner following a guest's stay.

We recognize revenue from the sale of condominium units using the completed contract method.

Foreign Currency Translation — Results of operations for our Canadian hotels are maintained in Canadian dollars and translated using the weighted average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected in accumulated other comprehensive income and were $23.5 million and $15.3 million as of December 31, 2009 and 2008, respectively.

Capitalized Costs — We capitalize interest and certain other costs, such as property taxes, land leases, property insurance and employee costs relating to hotels undergoing major renovations and redevelopments. We cease capitalizing these costs to projects when construction is substantially complete. Such costs capitalized in 2009, 2008 and 2007, were $5.9 million, $6.8 million and $12.5 million, respectively.

Net Income (Loss) Per Common Share — On January 1, 2009, we adopted a policy that treats unvested share-based payment awards containing non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities for computation of earnings per share (pursuant to the two-class method, in accordance with the Accounting Standards codification, or ASC, 260-10-45-59A through 45-70). We retrospectively adjusted all prior-period earnings per share data accordingly.

We compute basic earnings per share by dividing net income (loss) attributable to common stockholders less dividends declared on unvested restricted stock (adjusted for forfeiture assumptions) by the weighted average number of common shares outstanding. We compute diluted earnings per share by dividing net income (loss) attributable to common stockholders less dividends declared on unvested restricted stock (adjusted for forfeiture assumptions) by the weighted average number of common shares and equivalents outstanding. Common stock equivalents represent shares issuable upon exercise of stock options.

2. Summary of Significant Accounting Policies — (continued)

For all years presented, our Series A cumulative preferred stock, or Series A preferred stock, if converted to common shares, would be antidilutive; accordingly, we do not assume conversion of the Series A preferred stock in the computation of diluted earnings per share.

Stock Compensation — We apply a fair-value-based measurement method in accounting for share-based payment transactions with employees

Derivatives — We recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Additionally, the fair value adjustments will affect either equity or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and the nature of the hedging activity.

Segment Information — We have determined that our business is conducted in one operating segment.

Distributions and Dividends — We declared aggregate common dividends of $0.85 per share in 2008. We suspended payment of our common dividend in December 2008 and our preferred dividend in March 2009 in light of the deepening recession and dysfunctional capital markets, and the attendant impact on our industry and FelCor. Our Board of Directors will determine the amount of future common and preferred dividends for each quarter, if any, based upon various factors including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as the minimum REIT distribution requirements. Unpaid preferred dividends continue to accrue, and accrued and current preferred dividends must be paid in full prior to payment of any common dividends. Our ability to make distributions is dependent on our receipt of quarterly distributions from FelCor LP, and FelCor LP's ability to make distributions is dependent upon the results of operations of our hotels.

Noncontrolling Interests — Effective January 1, 2009, we adopted an accounting policy establishing and expanding accounting and reporting standards for noncontrolling interests (which were formerly known as minority interests) in a subsidiary and the deconsolidation of a subsidiary. As a result of our adoption of this policy, amounts previously reported as minority interests in other partnerships on our balance sheets are now presented as noncontrolling interests in other partnerships within equity. There has been no change in the measurement of this line item from amounts previously reported. Minority interests in FelCor LP have also been recharacterized as noncontrolling interests, but because of the redemption feature of these units, have been included in the mezzanine section (between liabilities and equity) on our accompanying consolidated balance sheets. These units are redeemable at the option of the holders for a like number of shares of our common stock or, at our option, the cash equivalent thereof. The measurement of noncontrolling interests in FelCor LP is now presented at the fair value of the units as of the balance sheet date (based on our stock price as of the balance sheet date times the number of outstanding units). Previously, these interests were measured based on the noncontrolling interests in FelCor LP's pro rata share of total common interests. The revised presentation and measurement has been adopted retrospectively.

Noncontrolling interests in other partnerships represent the proportionate share of the equity in other partnerships not owned by us. Noncontrolling interests in FelCor LP represents the redemption value of FelCor LP units not owned by us. We allocate income and loss to noncontrolling interests in FelCor LP and other partnerships based on the weighted average percentage ownership throughout the year.

2. Summary of Significant Accounting Policies — (continued)

Income Taxes — We have elected to be treated as a REIT under Sections 856 to 860 of the Internal Revenue Code. We generally lease our hotels to wholly-owned taxable REIT subsidiaries, or TRSs, that are subject to federal and state income taxes. Through these lessees we record room revenue, food and beverage revenue and other revenue related to the operations of our hotels. We account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded for net deferred tax assets that are not expected to be realized.

We determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. We apply this policy to all tax positions related to income taxes.

3. Investment in Hotels

Investment in hotels consisted of the following (in thousands):

	December 31,	
	2009	**2008**
Building and improvements	$ 2,265,846	$ 2,251,052
Furniture, fixtures and equipment	591,994	580,797
Land	226,436	233,558
Construction in progress	12,722	29,890
	3,096,998	3,095,297
Accumulated depreciation	(916,604)	(816,271)
	$ 2,180,394	$ 2,279,026

In 2009, we wrote off fully depreciated furniture, fixtures and equipment aggregating approximately $17.5 million.

We invested $75.9 million and $142.9 million in additions and improvements to our consolidated hotels during the years ended December 31, 2009 and 2008, respectively.

4. Acquisitions of Hotels

In December 2007, we acquired the Renaissance Esmeralda Resort & Spa in Indian Wells, California and the Renaissance Vinoy Resort & Golf Club in St. Petersburg, Florida.

The following unaudited pro forma financial data for the year ended December 31, 2007 is presented to illustrate the estimated effects of these acquisitions as if they had occurred as of the beginning of 2007. The pro forma information includes adjustments for the results of operations for operating properties (operating expenses, depreciation and amortization and interest expense). The following unaudited pro forma financial data is not necessarily indicative of the results of operations if the acquisition had been completed on the assumed date (in thousands):

Total revenues	$ 1,087,998
Net income	82,780
Earnings per share – basic	0.69
Earnings per share – diluted	0.69

5. Impairment Charges

Our hotels are comprised of operations and cash flows that can clearly be distinguished, operationally and for financial reporting purposes, from the remainder of our operations. Accordingly, we consider our hotels to be components for purposes of determining impairment charges and reporting discontinued operations.

A hotel held for investment is tested for impairment whenever changes in circumstances indicate its carrying value may not be recoverable. The test is conducted using the undiscounted cash flows for the shorter of the estimated remaining holding periods or the useful life of the hotel. When testing for recoverability of hotels held for investment, we use projected cash flows over the expected hold period. Those hotels held for investment that fail the impairment test described in ASC 360-10-35 are written down to their then current estimated fair value, before any selling expense, and continue to be depreciated over their remaining useful lives.

We consider a sale to be probable within the next twelve months (for purposes of determining whether a hotel is held for sale) in the period the buyer completes its due diligence review of the asset, we have an executed contract for sale, and we have received a substantial non-refundable deposit. We test hotels held for sale for impairment each reporting period and record them at the lower of their carrying amounts or fair value less costs to sell. Once we designate a hotel as held for sale it is not depreciated. We did not have any hotels designated as held for sale at December 31, 2009 or 2008.

When determining fair value for purposes of determining impairment, we use a combination of historical and projected cash flows and other available market information, such as recent sales prices for similar assets in specific markets. The cash flows used for determining fair values are discounted using a reasonable capitalization rate, or as earlier noted, based on the local market conditions using recent sales of similar assets. In some cases, we are able to establish fair value based on credible offers received from prospective buyers.

In 2008, we identified eight hotels as candidates to be sold thereby reducing our estimated remaining hold period for these hotels. We tested these eight hotels for impairment using undiscounted estimated cash flows over a shortened estimated remaining hold period. Of the hotels tested, four failed the test, which resulted in $69.5 million of impairment charges (of which $47.1 million is included in discontinued operations), to write down these hotel assets to our then current estimate of their fair market value before selling expenses. We recorded a $3.4 million impairment charge (included in discontinued operations) on two of these sale candidates in 2009 because they failed updated impairment tests. The valuations used in the 2009 impairment charges were based on third-party offers to purchase (a Level 2 input) at a price less than our previously estimated fair value. These two hotels were sold in December 2009 for gross proceeds of $26 million.

Because of triggering events in 2008 related to changes in the capital markets, drop in travel demand and the combined effect on our stock price, we tested all of our hotel assets to determine if further assessment for potential impairment was required for any of our hotels. We had one hotel with a short-term ground lease, in addition to the sale candidates noted above, fail this test. We determined the book value of this hotel was not fully recoverable, and as such, recorded a $38.5 million impairment charge.

In 2008, one of our unconsolidated investees recorded a $3.3 million impairment charge on its long-lived assets (of which our share was $1.7 million). We also recorded impairment charges of $11.0 million related to other-than-temporary declines in value of certain equity method investments. This includes an impairment charge of $6.6 million for one investment related to a hotel that we do not intend to sell. In accordance with ASC 323-10-35, other-than temporary declines in fair value of our investment in unconsolidated entities result in reductions in the carrying value of these investments. We consider a decline in value in our equity method investments that is not estimated to recover within 12 months to be other-than-temporary.

5. Impairment Charges – (continued)

We may be subject to additional impairment charges in the event that operating results of individual hotels are materially different from our forecasts, the economy and lodging industry weakens, or if we shorten our contemplated holding period for certain of our hotels.

6. Discontinued Operations

The results of operations of the two hotels we sold in 2009 and the 11 hotels we sold in 2007 are presented in discontinued operations for the periods presented. We had no hotels held for sale at December 31, 2009 or 2008.

Results of operations for the hotels included in discontinued operations are as follows:

	Year Ended December 31,		
	2009	2008	2007
Hotel operating revenue	$ 20,185	$ 26,864	$ 54,570
Operating expenses[a]	(24,466)	(85,537)	(45,822)
Operating income (loss)	(4,281)	(58,673)	8,748
Direct interest costs, net	-	-	(14)
Loss on the early extinguishment of debt	-	-	(902)
Gain on sale, net of tax	910	1,193	27,988
Income (loss) from discontinued operations	$ (3,371)	$ (57,480)	$ 35,820

(a) Includes impairment charges of $3.4 million and $47.1 million for the years ended December 31, 2009 and 2008, respectively, and liquidated damages of $11.1 million for the year ended December 31, 2008.

In 2009, we recorded a $1.8 million adjustment to gains on sale resulting from a change in the federal tax law that allowed for the recovery of previously paid alternative minimum taxes on gains from hotel sales in 2006 and 2007. This was offset by net losses of $911,000 (primarily related to selling costs) recorded on the sale of two hotels.

In 2008, we recorded a revision in income tax related to prior year gains on sales of hotels, which resulted in additional gains of $1.2 million related to these sales.

In 2007, we sold 11 hotels for aggregate gross proceeds of $191.0 million. We owned 100% ownership interests in 10 of these hotels and recorded a gain on sale of $28.0 million, which was net of approximately $1.8 million in taxes. With respect to one hotel sold in 2007, although the operating income and expenses were consolidated because of our majority ownership of the operating lessee, the hotel was owned by a 50% owned unconsolidated venture, and the venture recorded a gain of $15.6 million, of which we recorded our pro rata share as income from unconsolidated entities.

7. Condominium Project

Development of our 184-unit Royale Palms condominium project in Myrtle Beach, South Carolina was completed in 2007. In 2007, we recognized gains under the completed contract method of $18.6 million, net of $1.0 million of tax, from the sale of 179 units. We expect that the remaining five condominium units will be sold on a selective basis to maximize the selling price. We obtained a construction loan in 2005 to build this project, which we repaid in May 2007 from proceeds of condominium sales.

8. Investment in Unconsolidated Entities

We owned 50% interests in joint venture entities that owned 15 hotels and 17 hotels at December 31, 2009 and 2008, respectively. We also owned a 50% interest in entities that own real estate in Myrtle Beach, South Carolina, provide condominium management services, and lease one hotel. We account for our investments in these unconsolidated entities under the equity method. We do not have any majority-owned subsidiaries that are not consolidated in our financial statements. We make adjustments to our equity in income from unconsolidated entities related to the difference between our basis in investment in unconsolidated entities compared to the historical basis of the assets recorded by the joint ventures.

The following table summarizes combined financial information for our unconsolidated entities (in thousands):

	December 31, 2009	December 31, 2008
Investment in hotels, net of accumulated depreciation	$ 259,977	$ 290,504
Total assets	$ 279,611	$ 317,672
Debt	$ 214,963	$ 224,440
Total liabilities	$ 220,389	$ 233,296
Equity	$ 59,222	$ 84,376

Our unconsolidated entities' debt at December 31, 2009, consisted entirely of non-recourse mortgage debt.

The following table sets forth summarized combined statement of operations information for our unconsolidated entities (in thousands):

	Year Ended December 31, 2009	2008	2007
Total revenues	$ 66,261	$ 90,113	$ 103,801
Net income (loss)	$ (4,988)[(a)]	$ 3,946[(a)]	$ 38,908[(b)]
Net income (loss) attributable to FelCor	$ (2,494)	$ 1,973	$ 19,173
Impairment loss	(476)[(c)]	(11,038)[(d)]	-
Additional gain on sale related to basis difference	-	-	3,336[(b)]
Tax related to sale of asset by venture	-	-	(310)[(e)]
Depreciation of cost in excess of book value	(1,844)	(1,867)	(1,842)
Equity in income (loss) from unconsolidated entities	$ (4,814)	$ (10,932)	$ 20,357

(a) Net income (loss) included impairment charges of $3.2 million for 2009 and $3.3 million for 2008. These impairments were based on sales contracts (a Level 2 input) for two hotels owned by one of our joint ventures.

(b) In the first quarter of 2007, a 50% owned joint venture entity sold its Embassy Suites Hotel in Covina, California. The sale of this hotel resulted in a gain of $15.6 million for this venture. Our basis in this unconsolidated hotel was lower than the venture's basis, resulting in an additional gain on sale.

(c) As a result of an impairment charge recorded by one of our joint ventures, the net book value of the joint venture's assets no longer supported the recovery of our investment. Therefore, we recorded an additional impairment charge to reduce our investment in this joint venture to zero. We have no obligation to provide this joint venture with future funding.

(d) Represents an $11.0 million impairment charge related to other-than-temporary declines in fair value related to certain unconsolidated entities.

(e) In the third quarter of 2007, a 50% owned joint venture entity sold its Hampton Inn in Hays, Kansas for an insignificant book gain. This sale caused FelCor to incur a $310,000 tax obligation.

8. Investment in Unconsolidated Entities — (continued)

The following table summarizes the components of our investment in unconsolidated entities (in thousands):

	December 31,	
	2009	2008
Hotel related investments	$ 18,969	$ 28,762
Cost in excess of book value of hotel investments	52,429	54,273
Land and condominium investments	10,642	11,471
	$ 82,040	$ 94,506

The following table summarizes the components of our equity in income (loss) from unconsolidated entities (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Hotel related investments	$ (4,291)	$ (10,366)	$ 20,500
Other investments	(523)	(566)	(143)
Equity in income (loss) from unconsolidated entities	$ (4,814)	$ (10,932)	$ 20,357

In 2009, a 50%-owned joint venture entity sold the Ramada Hotel in Hays, Kansas, and the Holiday Inn in Salina, Kansas, for aggregate gross proceeds of $5.3 million. All proceeds from this sale were used to repay the associated mortgage debt.

In 2008, a 50%-owned joint venture refinanced a non-recourse loan secured by eight unconsolidated hotels. Of the $140 million in gross proceeds, $87 million were used to repay maturing debt, and the balance was either retained in the joint venture or distributed to the joint venture partners.

In 2008, a 50%-owned joint venture repaid (with contributions from the joint venturers) a maturing $12.0 million non-recourse loan secured by one hotel. Our contribution was $6.0 million.

FELCOR LODGING TRUST INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Debt

Consolidated debt consisted of the following (in thousands):

	Encumbered Hotels	Interest Rate	Maturity Date	December 31, 2009	December 31, 2008
Mortgage debt[a]	7 hotels	8.68%	May 2010	$ 130,379	$ 133,704
Mortgage debt	6 hotels	8.73	May 2010	112,703	116,285
Senior notes	none	8.50[b]	June 2011	86,604	299,414
Mortgage debt[a]	2 hotels	6.15	June 2011[c]	14,150	14,641
Mortgage debt	9 hotels	L + 3.50[d]	August 2011[e]	200,425	-
Line of credit	none	L + 0.80	August 2011	-	113,000
Mortgage debt	12 hotels	L + 0.93[f]	November 2011[g]	250,000	250,000
Senior floating rate notes	none	L +1.875	December 2011	-	215,000
Mortgage debt[a]	2 hotels	L + 1.55[h]	May 2012[i]	176,555	176,267
Mortgage debt	1 hotel	8.77	May 2013[j]	27,829	28,546
Mortgage debt	7 hotels	9.02	April 2014	117,422	117,131
Mortgage debt[a]	5 hotels	6.66	June - August 2014	70,917	72,517
Senior secured notes[k]	14 hotels	10.00	October 2014	572,500	-
Mortgage debt	1 hotel	5.81	July 2016	11,741	12,137
Capital lease and other	1 hotel	9.44	various	2,089	3,044
Total	67 hotels			$ 1,773,314	$ 1,551,686

(a) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.
(b) As a result of a rating down-grade in February 2009, the interest rate on our 8½% senior notes increased to 9%.
(c) In February 2010, the maturity date on these loans was extended from June 2009 to June 2011.
(d) LIBOR for this loan is subject to a 2% floor.
(e) This loan can be extended for as many as two years, subject to satisfying certain conditions.
(f) We have purchased an interest rate cap that caps LIBOR at 7.8% and expires in November 2010 for this notional amount.
(g) The maturity date assumes that we will exercise the remaining one-year extension option that is exercisable, at our sole discretion, and would extend the current November 2010 maturity to 2011.
(h) We have purchased interest rate caps that cap LIBOR at 6.5% and expire in May 2010 for aggregate notional amounts of $177 million.
(i) We have exercised the first of three successive one-year extension options that extend, at our sole discretion, maturity to 2012.
(j) In February 2010, the maturity date on this loan was extended from May 2010 to May 2013.
(k) These senior notes have $636 million in aggregate principal outstanding and were sold at a discount that provides an effective yield of 12.875% before transaction costs.

In October 2009, we completed a private placement of $636 million in aggregate principal amount of our 10% senior secured notes due 2014. The new notes are secured by a pledge of our limited partner interests in FelCor LP, first mortgages and related security interests on up to 14 hotels and pledges of equity interests in certain wholly-owned subsidiaries. Net proceeds from the new notes were approximately $558 million after original issue discount, fees and expenses related to the offering. The proceeds of these notes were used to retire approximately $428 million of our senior notes due in 2011 (all of our floating-rate senior secured notes and $213 million of our 8½% senior notes) and for general corporate purposes.

9. Debt — (continued)

In June 2009, we obtained a $201 million non-recourse term loan secured by nine hotels. This loan bears interest at LIBOR (subject to a 2% floor) plus 350 basis points and matures in 2011, but can be extended for as many as two years, subject to satisfying certain conditions that we expect to satisfy. The proceeds from this new loan were used for general corporate purposes.

In June 2009, we repaid the $128 million balance under our line of credit, which was then terminated. By terminating our line of credit, we eliminated certain restrictive corporate debt covenants.

In March 2009, we obtained a $120 million loan agreement secured by seven hotels. The proceeds of the loan were used to repay the balance of an existing loan secured by the same properties that would have matured on April 1, 2009. The new loan matures in 2014 and bears interest at 9.02%.

We successfully refinanced all of our debt that matured in 2009, extended the maturity of one loan scheduled to mature in 2010, as well as refinanced nearly all of our corporate debt that was scheduled to mature in 2011. We continue to make progress with the various lenders to modify and/or refinance our remaining secured debt scheduled to mature in May 2010. That debt consists of eight non-recourse mortgage loans with a combined current balance of $243 million, secured by 13 hotels (six of which are cross-collateralized to secure one loan). With regard to these loans, we believe that extending the maturity dates is in the best interest of the lenders and FelCor. As a consequence, we intend to seek such extensions. In addition, we intend to discuss other loan modification options, as well as explore other refinancing opportunities and potential asset sales as a means of satisfying our obligations under our other mortgage debt as they mature. With regard to two of these loans, the mortgaged hotels' cash flows do not cover debt service, and we stopped funding the short-falls in December 2009.

Our 10% senior notes require that we satisfy total leverage, secured leverage and interest coverage tests in order to: (i) incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; (ii) pay dividends in excess of the minimum distributions required to meet the REIT qualification test; (iii) repurchase capital stock; or (iv) merge. We are currently restricted from paying dividends (except to the extent necessary to satisfy the REIT qualification requirement that we distribute currently at least 90% of our taxable income) and repurchasing capital stock in connection with these tests. In connection with the sale of our new senior notes, we amended the indenture governing our 8½% senior notes (of which $87 million remain outstanding) to eliminate substantially all of the restrictive covenants, guarantees, collateral and certain events of default provisions.

At December 31, 2009, we had consolidated secured debt totaling $1.7 billion, encumbering 67 of our consolidated hotels with an aggregate net book value of $2.1 billion (including 14 hotels that were encumbered by our new 10% senior secured notes issued in October 2009). Except in the case of our new senior notes, our mortgage debt is recourse solely to the specific assets securing the debt. However, a violation of any of the recourse carve-out provisions, including fraud, misapplication of funds and other customary recourse carve-out provisions, could cause this debt to become fully recourse to us. Much of our hotel mortgage debt allows us to substitute collateral under certain conditions. Most of our mortgage debt is prepayable subject to various prepayment, yield maintenance or defeasance obligations.

Loans secured by certain of our hotels provide for lock-box arrangements under certain circumstances. We generally are permitted to retain an amount required to cover our budgeted hotel operating expenses, taxes, debt service, insurance and capital expenditure reserves but the remaining revenues would flow through a lock-box if a specified debt service coverage ratio is not met. With the exception of one hotel, all of our hotels subject to lock-box provisions currently exceed the applicable minimum debt service coverage ratios.

9. Debt — (continued)

To fulfill requirements under certain loans, we owned interest rate caps with aggregate notional amounts of $427.2 million as of December 31, 2009 and 2008. These interest rate cap agreements have not been designated as hedges, and have insignificant fair values at December 31, 2009 and 2008, resulting in no significant net earnings impact.

We reported interest income of $700,000, $1.6 million and $6.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, which is included in net interest expense. We capitalized interest of $767,000, $1.4 million and $4.8 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

The early retirement of certain indebtedness in 2009, resulted in net charges related to debt extinguishment of $1.7 million.

Future scheduled principal payments on debt obligations at December 31, 2009, are as follows (in thousands):

Year	
2010	$ 253,818
2011	554,755 [a]
2012	181,764 [b]
2013	32,742
2014	805,126
2015 and thereafter	9,376
	1,837,581
Discount accretion over term	(64,267)
	$ 1,773,314

(a) Assumes our exercise of extension options through November 2011 on debt aggregating $250 million.

(b) Assumes our exercise of extension options through May 2012 on debt aggregating $176 million.

10. Fair Value of Financial Instruments

Our estimates of the fair value of (i) accounts receivable, accounts payable and accrued expenses approximate carrying value due to the relatively short maturity of these instruments; and (ii) our publicly traded debt is based on observable market data, and our debt that is not traded publicly is based on estimated effective borrowing rates for debt with similar terms, loan to estimated fair value and remaining maturities (the estimated fair value of our debt was $1.7 billion at December 31, 2009).

Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2009. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

11. Income Taxes

We elected to be treated as a REIT under the federal income tax laws. As a REIT, we generally are not subject to federal income taxation at the corporate level on taxable income that is distributed to our stockholders. We may, however, be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed taxable income. Our taxable REIT subsidiaries, or TRSs, formed to lease our hotels, are subject to federal, state and local income taxes. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income to its stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent years. In connection with our election to be treated as a REIT, our charter imposes restrictions on the ownership and transfer of shares of our common stock. FelCor LP expects to make distributions on its units sufficient to enable us to meet our distribution obligations as a REIT.

We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Reconciliation between our TRS's GAAP net income (loss) and taxable gain (loss):

The following table reconciles our TRS's GAAP net income (loss) to taxable income (loss) (in thousands):

	Year Ended December 31,		
	2009	2008	2007
GAAP consolidated net income (loss) attributable to FelCor	$ (108,122)	$ (119,245)	$ 89,039
GAAP net loss (income) from REIT operations	66,977	84,287	(75,688)
GAAP net income (loss) of taxable subsidiaries	(41,145)	(34,958)	13,351
Tax gain (loss) in excess of book gains on sale of hotels	(1,821)	(346)	2,928
Depreciation and amortization[(a)]	(269)	(482)	(2,410)
Employee benefits not deductible for tax	(4,205)	(4,224)	(5,107)
Unearned fee reductions	4,828	-	-
Tax adjustment to lease expense[(b)]	11,769	11,773	10,137
Other book/tax differences	7,799	(8)	2,514
Tax gain (loss) of taxable subsidiaries	$ (23,044)	$ (28,245)	$ 21,413

(a) The changes in book/tax differences in depreciation and amortization principally result from book and tax basis differences, differences in depreciable lives and accelerated depreciation methods.

(b) For tax purposes, we record a reduction in intercompany rent between our REIT entities and TRS entities. In February 2010, we filed amended TRS tax returns for the years ending December 31, 2008, 2007 and 2006 to reflect rent reductions of $11.8 million, $10.1 million and $7.6 million, respectively. These amendments had no impact on our consolidated financial statements as sufficient TRS NOLs were available to absorb the reduction in rents.

11. Income Taxes — (continued)

Summary of TRS's net deferred tax asset:

Our TRS had a deferred tax asset, on which we had a 100% valuation allowance, primarily comprised of the following (in thousands):

	December 31,	
	2009	2008
Accumulated net operating losses of our TRS	$ 128,305	$ 116,600
Tax property basis in excess of book	-	1,350
Accrued employee benefits not deductible for tax	3,967	5,565
Bad debt allowance not deductible for tax	147	198
Gross deferred tax assets	132,419	123,713
Valuation allowance	(132,291)	(123,713)
Deferred tax asset after valuation allowance	128	-
Deferred tax liability – book property basis in excess of tax	(128)	-
Net deferred tax asset	$ -	$ -

We have provided a valuation allowance against our deferred tax asset at December 31, 2009 and 2008, that results in no net deferred tax asset at December 31, 2009 and 2008 due to the uncertainty of realization (because of historical operating losses). Accordingly, no provision or benefit for income taxes is reflected in the accompanying Consolidated Statements of Operations. At December 31, 2009, our TRS had net operating loss carryforwards for federal income tax purposes of $337.6 million, which are available to offset future taxable income, if any, and do not begin to expire until 2022.

Reconciliation between REIT GAAP net income (loss) and taxable income:

The following table reconciles REIT GAAP net income (loss) to taxable income (in thousands):

	Year Ended December 31,		
	2009	2008	2007
GAAP net income (loss) from REIT operations	$ (66,977)	$ (84,287)	$ 75,688
Book/tax differences, net:			
Depreciation and amortization[(a)]	(11,608)	(21,927)	(9,246)
Noncontrolling interests	(222)	(2,889)	(339)
Equity in loss from unconsolidated entities	2,068	12,696	-
Tax loss in excess of book gains on sale of hotels	(26,922)	-	427
Impairment loss not deductible for tax	3,448	107,963	-
Liquidated damages	(1,000)	11,060	-
Tax adjustment to lease revenue[(b)]	(11,769)	(11,773)	(10,137)
Other	6,431	704	(618)
Taxable income (loss) subject to distribution requirement[(c)]	$ (106,551)	$ 11,547	$ 55,775

(a) Book/tax differences in depreciation and amortization principally result from differences in depreciable lives and accelerated depreciation methods.

(b) For tax purposes, we record a reduction in intercompany rent between our REIT entities and TRS entities. In February 2010, we filed amended TRS tax returns for the years ending December 31, 2008, 2007 and 2006 to reflect rent reductions of $11.8 million, $10.1 million and $7.6 million, respectively. These amendments had no impact on our consolidated financial statements as sufficient TRS NOLs were available to absorb the reduction in rents.

(c) The dividend distribution requirement is 90% of taxable income.

11. Income Taxes — (continued)

At December 31, 2009, we had net operating loss carryforwards for federal income tax purposes of $106.6 million, which we expect to use to offset future distribution requirements.

Characterization of distributions:

For income tax purposes, distributions paid consist of ordinary income, capital gains, return of capital or a combination thereof. Distributions paid per share were characterized as follows:

	Year Ended December 31,					
	2009		2008		2007	
	Amount	%	Amount	%	Amount	%
Common Stock						
Dividend income	$ -	-	$ 0.85 [a]	100.00	$ 0.860	71.63
Return of capital	-	-	-	-	0.340	28.37
	$ -	-	$ 0.85	100.00	$ 1.200	100.00
Preferred Stock – Series A						
Dividend income	$ -	-	$ 1.463 [a][b]	100.00	$ 1.95	100.00
Return of capital	0.4875	100.00	-	-	-	-
	$ 0.4875	100.00	$ 1.463	100.00	$ 1.95	100.00
Preferred Stock – Series C						
Dividend income	$ -	-	$ 1.50 [a][b]	100.00	$ 2.00	100.00
Return of capital	0.50	100.00	-	-	-	-
	$ 0.50	100.00	$ 1.50	100.00	$ 2.00	100.00

(a) Dividend income in 2008 consists of ordinary dividend income and qualified dividend income.
(b) The fourth quarter 2008 preferred distributions paid January 31, 2009, were treated as 2009 distributions for tax purposes.

12. Capital Stock

At December 31, 2009, we had $600 million of common stock, preferred stock, and/or common stock warrants available for offerings under a shelf registration statement previously declared effective.

Preferred Stock

Our Board of Directors is authorized to provide for the issuance of up to 20 million shares of preferred stock in one or more series, to establish the number of shares in each series, to fix the designation, powers, preferences and rights of each such series, and the qualifications, limitations or restrictions thereof.

Our Series A preferred stock bears an annual cumulative dividend payable in arrears equal to the greater of $1.95 per share or the cash distributions declared or paid for the corresponding period on the number of shares of common stock into which the Series A preferred stock is then convertible. Each share of the Series A preferred stock is convertible at the stockholder's option to 0.7752 shares of common stock, subject to certain adjustments.

Our 8% Series C Cumulative Redeemable preferred stock, or Series C preferred stock, bears an annual cumulative dividend of 8% of the liquidation preference (equivalent to $2.00 per depositary share). We may call the Series C preferred stock and the corresponding depositary shares at $25 per depositary share. These shares have no stated maturity, sinking fund or mandatory redemption, and are not convertible into any of our other securities. The Series C preferred stock has a liquidation preference of $2,500 per share (equivalent to $25 per depositary share).

12. Capital Stock – (continued)

We suspended payment of our common dividend in December 2008 and our preferred dividend in March 2009 in light of the deepening recession and dysfunctional capital markets, and the attendant impact on our industry and FelCor. Our Board of Directors will determine the amount of future common and preferred dividends for each quarter, if any, based upon various factors including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as the minimum REIT distribution requirements. Unpaid preferred dividends continue to accrue, and accrued and current preferred dividends must be paid in full prior to payment of any common dividends. Accrued dividends payable on our Series A and Series C preferred stock aggregating $37.6 million were outstanding at December 31, 2009. Accrued dividends payable on our Series A and Series C preferred stock aggregating $8.5 million at December 31, 2008, were paid in January 2009.

FelCor LP Units

We are the sole general partner of FelCor LP and are obligated to contribute the net proceeds from any issuance of our equity securities to FelCor LP in exchange for units of partnership interest, or Units, corresponding in number and terms to the equity securities issued by us. Units of limited partner interest may also be issued by FelCor LP to third parties in exchange for cash or property, and Units so issued to third parties are redeemable at the option of the holders thereof for a like number of shares of our common stock or, at our option, for the cash equivalent thereof. During 2009, 2008 and 2007, 883 Units, 1,057,928 Units, and 1,245 Units, respectively, were exchanged for a like number of common shares issued from treasury stock.

13. Hotel Operating Revenue, Departmental Expenses, and Other Property Operating Costs

Hotel operating revenue from continuing operations was comprised of the following (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Room revenue	$ 710,530	$ 864,980	$ 809,415
Food and beverage revenue	139,045	173,432	131,023
Other operating departments	56,283	61,517	50,307
Total hotel operating revenues	$ 905,858	$ 1,099,929	$ 990,745

Nearly 100% of our revenue in all periods presented was comprised of hotel operating revenues, which includes room revenue, food and beverage revenue, and revenue from other operating departments (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned. Appropriate allowances are made for doubtful accounts and are recorded as a bad debt expense. The remainder of our revenue was from condominium management fee income and other sources.

We do not have any time-share arrangements and do not sponsor any guest frequency programs for which we would have any contingent liability. We participate in guest frequency programs sponsored by the brand owners of our hotels, and we expense the charges associated with those programs (typically consisting of a percentage of the total guest charges incurred by a participating guest) as incurred. When a guest redeems accumulated guest frequency points at one of our hotels, the hotel bills the sponsor for the services provided in redemption of such points and records revenue in the amount of the charges billed to the sponsor. Associated with the guest frequency programs, we have no loss contingencies or ongoing obligation beyond what is paid to the brand owner at the time of the guest's stay.

13. Hotel Operating Revenue, Departmental Expenses, and Other Property Operating Costs – (continued)

Hotel departmental expenses from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Room	$ 189,587	$ 211,732	$ 198,461
Food and beverage	111,514	132,732	99,343
Other operating departments	25,603	27,855	20,620
Total hotel departmental expenses	$ 326,704	$ 372,319	$ 318,424

Other property operating costs from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Hotel general and administrative expense	$ 82,598	$ 95,539	$ 84,026
Marketing	76,030	89,195	82,235
Repair and maintenance	50,085	55,683	53,052
Utilities	49,833	53,552	46,780
Total other property operating costs	$ 258,546	$ 293,969	$ 266,093

Hotel departmental expenses and other property operating costs include hotel compensation and benefit expenses of $287.4 million, $324.0 million, and $279.6 million for the year ended December 31, 2009, 2008 and 2007, respectively.

14. Taxes, Insurance and Lease Expenses

Taxes, insurance and lease expenses from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Operating lease expense[(a)]	$ 50,628	$ 65,766	$ 70,695
Real estate and other taxes	35,622	32,904	34,021
Property, general liability insurance and other	12,501	13,704	14,999
Total taxes, insurance and lease expenses	$ 98,751	$ 112,374	$ 119,715

(a) Includes hotel lease expense of $41.1 million, $54.3 million, $61.7 million, respectively, associated with 13 hotels in 2009, 2008 and 2007, respectively, owned by unconsolidated entities and leased to our consolidated lessees. Included in lease expense is $16.9 million, $33.9 million and $37.0 million in percentage rent for hotel leases and ground leases the year ended December 31, 2009, 2008 and 2007, respectively.

15. Land Leases and Hotel Rent

We lease land occupied by certain hotels from third parties under various operating leases that expire through 2089. Certain land leases contain contingent rent features based on gross revenue at the respective hotels. In addition, we recognize rent expense for 13 hotels that are owned by unconsolidated entities and are leased to our consolidated lessees. These leases expire through 2014 and require the payment of base rents and contingent rent based on revenues at the respective hotels. Future minimum lease payments under our land lease obligations and hotel leases at December 31, 2009, were as follows (in thousands):

Year	
2010	$ 34,349
2011	32,002
2012	31,025
2013	13,013
2014	12,880
2015 and thereafter	281,356
	$ 404,625

16. Earnings Per Share

On January 1, 2009, we adopted a policy that treats unvested share-based payment awards containing non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities for computation of earnings per share (pursuant to the two-class method). We retrospectively adjusted all prior-period earnings per share data accordingly. The revised diluted earnings per common share amounts were reduced from their originally reported amounts by $0.02 and $0.01 for the years ended 2008 and 2007, respectively.

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share data):

	Year Ended December 31,		
	2009	2008	2007
Numerator:			
Net income (loss) attributable to FelCor	$ (108,122)	$ (119,245)	$ 89,039
Discontinued operations attributable to FelCor	3,355	56,484	(33,992)
Income (loss) from continuing operations attributable to FelCor	(104,767)	(62,761)	55,047
Less: Preferred dividends	(38,713)	(38,713)	(38,713)
Dividends declared on unvested restricted stock compensation	-	(1,041)	(1,011)
Income (loss) from continuing operations available to FelCor common stockholders	(143,480)	(102,515)	15,323
Discontinued operations attributable to FelCor	(3,355)	(56,484)	33,992
Numerator for basic and diluted income (loss) available to FelCor common stockholders	$ (146,835)	$ (158,999)	$ 49,315
Denominator:			
Denominator for basic earnings (loss) per share	63,114	61,979	61,600
Denominator for diluted earnings (loss) per share	63,114	61,979	61,618
Basic and diluted income (loss) per share data:			
Income (loss) from continuing operations	$ (2.27)	$ (1.65)	$ 0.25
Discontinued operations	$ (0.05)	$ (0.91)	$ 0.55
Net income (loss)	$ (2.33)	$ (2.57)	$ 0.80

Securities that could potentially dilute basic earnings per share in the future that were not included in computation of diluted earnings (loss) per share, because they would have been antidilutive for the periods presented, are as follows (unaudited, in thousands):

	2009	2008	2007
Series A convertible preferred shares	9,985	9,985	9,985

Series A preferred dividends that would be excluded from net income (loss) available to FelCor common stockholders, if the Series A preferred shares were dilutive, were $25.1 million for all periods presented.

17. Commitments, Contingencies and Related Party Transactions

We shared the executive offices and certain employees with TCOR Holdings, LLC (controlled by Thomas J. Corcoran, Jr., Chairman of our Board of Directors), and TCOR Holdings, LLC paid its share of the costs thereof, including an allocated portion of the rent, compensation of certain personnel, office supplies, telephones, and depreciation of office furniture, fixtures, and equipment. Any such allocation of shared expenses must be approved by a majority of our independent directors. TCOR Holdings, LLC paid approximately $42,000 in 2009, $60,000 in 2008 and $50,000 in 2007 for shared office costs.

Our property insurance has a $100,000 all risk deductible, a deductible of 5% of insured value for named windstorm coverage and a deductible of 2% to 5% of insured value for California earthquake coverage. Substantial uninsured or not fully-insured losses would have a material adverse impact on our operating results, cash flows and financial condition. Catastrophic losses, such as the losses caused by hurricanes in 2005, could make the cost of insuring against these types of losses prohibitively expensive or difficult to find. In an effort to limit the cost of insurance, we purchase catastrophic insurance coverage based on probable maximum losses based on 250-year events and have only purchased terrorism insurance to the extent required by our lenders. We have established a self-insured retention of $250,000 per occurrence for general liability insurance with regard to 57 of our hotels. The remainder of our hotels participate in general liability programs sponsored by our managers, with no deductible.

There is no litigation pending or known to be threatened against us or affecting any of our hotels, other than claims arising in the ordinary course of business or which are not considered to be material. Furthermore, most of these claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us.

Our hotels are operated under various management agreements that call for base management fees, which range from 2% of the hotel's total revenue to the sum of 2% of the hotel's total revenue plus 5% of the hotel's room revenue and generally have an incentive provision related to the hotel's profitability. In addition, the management agreements generally require us to invest approximately 3% to 5% of revenues for capital expenditures. The management agreements have terms from 5 to 20 years and generally have renewal options.

The management agreements governing the operations of 35 of our Consolidated Hotels contain the right and license to operate the hotel under the specified brands. The remaining 48 Consolidated Hotels operate under franchise or license agreements that are separate from our management agreements. Typically, our franchise or license agreements provide for a license fee or royalty of 4% to 5% of room revenues. In the event we breach one of these agreements, in addition to losing the right to use the brand name for the operation of the applicable hotel, we may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three preceding years.

In 2009, we sold two Holiday Inn hotels in Florida operating under management agreements with IHG. These hotels were originally designated for redevelopment with condominiums, but market conditions in Florida no longer make these condominium projects feasible. We also determined that the major capital expenditures necessary to retain the Holiday Inn flags at these hotels were not in the best interests of our stockholders, given the shortened hold period for these hotels. We will be required to pay replacement management fees for up to one year and liquidated damages (net of any replacement management fees previously paid) in December 2010; or reinvest in another hotel to be managed by IHG and carrying an IHG brand. Given the current state of the economy and the market for hotel acquisitions, substitution of a replacement hotel appears unlikely prior to the relevant dates, and we will likely have to pay IHG at least some portion of replacement management fees and/or liquidated damages. Liquidated damages are computed based on operating results of a hotel prior to termination. The aggregate liability related to these hotels, if paid, is approximately $11 million. We accrued the full amount of liquidated damages in 2008.

18. Supplemental Cash Flow Disclosure

Accrued dividends payable on our Series A and Series C preferred stock aggregating $37.6 million were outstanding at December 31, 2009. Accrued dividends payable on our common stock, Series A and Series C preferred stock aggregating $8.5 million at December 31, 2008, were paid in January 2009.

In 2009 and 2008, we allocated $17,000 and $20.2 million, respectively, of noncontrolling interests to additional paid-in capital with regard to the exchange of 883 Units and 1,057,928 Units, respectively, for common stock.

Depreciation and amortization expense is comprised of the following (in thousands):

	Year Ended December 31,		
	2009	**2008**	**2007**
Depreciation and amortization from continuing operations	$ 147,445	$ 137,570	$ 106,682
Depreciation and amortization from discontinued operations	2,642	4,098	4,083
Total depreciation and amortization expense	$ 150,087	$ 141,668	$ 110,765

For the year ended December 31, 2009, our repayment of borrowings consisted of retirement of debt of $544.3 million, payments on our line of credit of $213.0 million, and normal recurring principal payments of $15.1 million.

For the year ended December 31, 2008, our repayment of borrowings consisted of retirement of debt of $23.8 million, payments on our line of credit of $74.0 million and normal recurring principal payments of $13.9 million.

For the year ended December 31, 2007, our repayment of borrowings consisted of early retirement of debt of $7.4 million, payments on our line of credit of $10.0 million and normal recurring principal payments of $12.9 million.

In 2007, $67.0 million of proceeds from the sale of the Royale Palms condominium project was paid directly from the purchasers to our lender at closing.

19. Stock Based Compensation Plans

We sponsor three restricted stock and stock option plans, or the Plans. We are authorized to issue 4,550,000 shares of common stock under the Plans pursuant to awards granted in the form of incentive stock options, non-qualified stock options, and restricted stock. All outstanding options have 10-year contractual terms and vest either over four or five equal annual installments beginning in the year following the date of grant or 100% at the end of a four-year vesting term. Stock grants vest either over three, four or five equal annual installments or over a four year schedule including time based vesting and performance based vesting. Under the Plans, there were 284,572 shares remaining available for grant at December 31, 2009.

19. Stock Based Compensation Plans – (continued)

Stock Options

A summary of the status of our non-qualified stock options under the Plans as of December 31, 2009, 2008 and 2007, and the changes during these years are presented in the following tables:

	2009		2008		2007	
	No. Shares of Underlying Options	Weighted Average Exercise Prices	No. Shares of Underlying Options	Weighted Average Exercise Prices	No. Shares of Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of the year	40,000	$ 18.05	161,356	$ 21.11	598,366	$ 22.62
Forfeited or expired	-	$ -	(121,356)	$ 22.13	(147,639)	$ 26.11
Exercised	-	$ -	-	$ -	(289,371)	$ 21.68
Outstanding at end of year	40,000	$ 18.05	40,000	$ 18.05	161,356	$ 21.11
Exercisable at end of year	40,000	$ 18.05	40,000	$ 18.05	161,356	$ 21.11

Options Exercisable and Outstanding			
Range of Exercise Prices	Number Outstanding at 12/31/09	Wgtd. Avg. Life Remaining	Wgtd Avg. Exercise Price
$15.62 to $19.50	40,000	0.85	$18.05

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001 and 2000 when options were granted: dividend yield of 12.44% to 11.28%; risk free interest rates are different for each grant and range from 4.33% to 6.58%; the expected lives of options were six years; and volatility of 21.04% for 2001 grants and 18.22% for 2000 grants. The weighted average fair value of options granted during 2001, was $0.85 per share. We have issued no stock options since 2001.

Restricted Stock

A summary of the status of our restricted stock grants as of December 31, 2009, 2008, and 2007, and the changes during these years are presented below:

	2009		2008		2007	
	No. Shares	Weighted Average Fair Market Value at Grant	No. Shares	Weighted Average Fair Market Value at Grant	No. Shares	Weighted Average Fair Market Value at Grant
Outstanding at beginning of the year	2,829,330	$ 15.20	2,329,230	$15.85	1,880,129	$14.56
Granted[(a)]:						
With immediate vesting[(b)]	16,000	$ 1.01	45,800	$12.20	24,100	$23.61
With 3-year pro rata vesting	1,444,810	$ 2.64	-	$ -	-	$ -
With 4-year pro rata vesting	-	$ -	449,300	$12.20	454,600	$20.87
With 5-year pro rata vesting	-	$ -	5,000	$12.20	5,000	$21.66
Forfeited	(34,953)	$ 12.52	-		(34,599)	$17.80
Outstanding at end of year	4,255,187	$ 10.90	2,829,330	$15.20	2,329,230	$15.85
Vested at end of year	(1,774,839)	$ 14.06	(1,483,976)	$14.09	(1,283,724)	$14.38
Unvested at end of year	2,480,348	$ 8.65	1,345,354	$16.44	1,045,506	$17.66

(a) All shares granted are issued out of treasury.

(b) Shares awarded to directors.

The unearned compensation cost of granted but unvested restricted stock as of December 31, 2009 was $11.0 million. The weighted average period over which this cost is to be amortized is approximately two years.

20. Employee Benefits

We offer a 401(k) plan and health insurance benefits to our employees. Our matching contribution to our 401(k) plan aggregated $0.9 million for each of the periods presented. The cost of health insurance benefits were $0.8 million during 2009, $0.9 million during 2008, and $0.8 million during 2007.

The employees at our hotels are employees of the respective management companies. Under the management agreements, we reimburse the management companies for the compensation and benefits related to the employees who work at our hotels. We are not, however, the sponsors of their employee benefit plans and have no obligation to fund these plans.

21. Segment Information

We have determined that our business is conducted in one operating segment because of the similar economic characteristics of our hotels.

The following table sets forth revenues from continuing operations and investment in hotel assets represented by the following geographical areas (in thousands):

	Revenue For the Year Ended December 31,			Investment in Hotel Assets as of December 31,		
	2009	2008	2007	2009	2008	2007
California	$ 211,124	$ 258,748	$ 208,495	$ 527,345	$ 526,770	$ 547,451
Texas	98,180	118,856	114,802	203,841	214,294	226,724
Florida	146,011	177,788	126,889	405,479	455,636	505,480
Georgia	48,930	58,345	59,198	126,118	126,851	126,896
Other states	380,081	456,566	452,730	859,852	904,105	928,378
Canada	24,375	32,609	31,720	57,759	51,370	65,128
Total	$ 908,701	$1,102,912	$ 993,834	$ 2,180,394	$ 2,279,026	$ 2,400,057

22. Recently Issued Statements of Financial Accounting Standards

The FASB recently amended its guidance surrounding a company's analysis to determine whether any of its variable interests constitute controlling financial interests in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: a) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The guidance is effective for the first annual reporting period that begins after November 15, 2009 and, accordingly, we will reevaluate our interests in variable interest entities for the period beginning on January 1, 2010 to determine that the entities are reflected properly in the financial statements as investments or consolidated entities. We do not anticipate that the implementation of this guidance will have a material effect on our financial statements.

23. Quarterly Operating Results (unaudited)

Our unaudited consolidated quarterly operating data for the years ended December 31, 2009 and 2008 follows (in thousands, except per share data). In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. It is also management's opinion, however, that quarterly operating data for hotel enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in stockholders' equity and cash flows for a period of several years.

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 228,019	$ 236,258	$ 225,289	$ 219,135
Income (loss) from continuing operations	$ (20,568)	$ (11,454)	$ (22,538)	$ (51,160)
Discontinued operations	$ (854)	$ 486	$ (2,936)	$ (67)
Net income (loss) attributable to FelCor	$ (21,064)	$ (11,195)	$ (25,140)	$ (50,723)
Net income (loss) attributable to FelCor common stockholders	$ (30,742)	$ (20,873)	$ (34,818)	$ (60,402)
Comprehensive income (loss) attributable to FelCor	$ (22,765)	$ (7,055)	$ (20,455)	$ (49,666)
Basic per common share data:				
Net income (loss) from continuing operations	$ (0.47)	$ (0.34)	$ (0.51)	$ (0.96)
Discontinued operations	$ (0.01)	$ 0.01	$ (0.05)	$ -
Net income (loss)	$ (0.49)	$ (0.33)	$ (0.55)	$ (0.96)
Basic weighted average common shares outstanding	62,989	63,101	63,086	63,087
Diluted weighted average common shares outstanding	62,989	63,101	63,086	63,087

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 283,915	$ 298,633	$ 271,371	$ 248,993
Income (loss) from continuing operations	$ (13,676)	$ 23,960	$ (5,879)	$ (67,412)
Discontinued operations	$ 797	$ 484	$ (36,691)	$ (22,070)
Net income (loss) attributable to FelCor	$ (12,473)	$ 23,262	$ (41,640)	$ (88,394)
Net income (loss) attributable to FelCor common stockholders	$ (22,151)	$ 13,584	$ (51,318)	$ (98,073)
Comprehensive income (loss) attributable to FelCor	$ (14,166)	$ 23,499	$ (44,265)	$ (96,166)
Basic and diluted per common share data:				
Net income (loss) from continuing operations	$ (0.38)	$ 0.20	$ (0.25)	$ (1.22)
Discontinued operations	$ 0.01	$ 0.01	$ (0.58)	$ (0.35)
Net income (loss)	$ (0.37)	$ 0.21	$ (0.83)	$ (1.57)
Basic weighted average common shares outstanding	61,714	61,822	61,828	62,429
Diluted weighted average common shares outstanding	61,714	61,822	61,828	62,429

24. Noncontrolling Interests

We record the noncontrolling interests of other consolidated partnerships as a separate component of equity in the condensed consolidated balance sheets. Additionally, the condensed consolidated statements of operations separately present earnings and other comprehensive income attributable to controlling and non-controlling interests. We adjust the noncontrolling interests of FelCor LP each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption value. The historical cost of the noncontrolling interests of FelCor LP is based on the proportional relationship between the carrying value of equity associated with our common stockholders relative to that of the unitholders of FelCor LP. Net income (loss) is allocated to the noncontrolling partners of FelCor LP based on their weighted average ownership percentage during the period. At December 31, 2009, approximately $1.1 million of cash or FelCor common stock, at our option, would be paid to the noncontrolling interests of FelCor LP if the partnership were terminated. This balance is equivalent to the 294,960 partnership units outstanding valued at the December 31, 2009 FelCor common stock closing price of $3.60, which we have assumed would be equal to the value provided to outside partners upon liquidation of FelCor LP.

The changes in redeemable noncontrolling interests are shown below (in thousands):

	Year Ended December 31,	
	2009	2008
Balance at beginning of period	$ 545	$ 21,109
Redemption value allocation	1,152	(16,393)
Distributions	-	(1,559)
Comprehensive income (loss):		
Foreign exchange translation	37	(179)
Net income (loss)	(672)	(2,433)
Balance at end of period	$ 1,062	$ 545

Performance Graph


FelCor Lodging Trust Incorporated
Bloomberg Hotel REIT Index
S&P 500 Index
250.0
200.0
150.0
100.0
50.0
0.0
Index Value
2004
2005
2006
2007
2008
2009
Date

December 31,	2004	2005	2006	2007	2008	2009
FelCor Lodging Trust Incorporated	100.0	118.5	155.9	119.8	20.7	40.5
Bloomberg Hotel REIT Index	100.0	108.1	137.9	106.1	45.4	73.8
S&P 500 Index	100.0	104.8	121.2	127.9	81.1	102.2

Common Stock Information

Our common stock is traded on the New York Stock Exchange under the symbol "FCH." The following table sets forth for the indicated periods the high and low sale prices for our common stock, as traded on that exchange and dividends declared per share.

	High	Low	Dividends Declared Per Share
2009			
First quarter	$ 2.19	$ 0.72	$ -
Second quarter	3.60	1.22	-
Third quarter	5.31	1.86	-
Fourth quarter	4.90	2.85	-
2008			
First quarter	$ 15.69	$ 11.90	$ 0.35
Second quarter	15.87	10.39	0.35
Third quarter	10.67	6.27	0.15
Fourth quarter	7.12	0.66	-

Stockholder Information

At February 19, 2010, we had approximately 240 holders of record of our common stock and 36 holders of record of our Series A preferred stock (which is convertible into common stock). However, because many of the shares of our common stock and Series A preferred stock are held by brokers and other institutions on behalf of stockholders, we believe there are substantially more beneficial holders of our common stock and Series A preferred stock than record holders. At February 19, 2010, (other than FelCor) there were 35 holders of FelCor LP units. FelCor LP units are redeemable for cash, or, at our election, for shares of FelCor common stock.

FelCor Lodging Trust Incorporated Portfolio

ALABAMA

Embassy Suites – Birmingham

ARIZONA

Embassy Suites – Phoenix-Biltmore

Embassy Suites – Phoenix-Tempe

Sheraton Crescent – Phoenix

CALIFORNIA

Embassy Suites – Anaheim-North

Doubletree Guest Suites – Doheny Beach

Renaissance – Esmeralda Resort & Spa

Embassy Suites – Los Angeles-International Airport South

Embassy Suites – Milpitas-Silicon Valley

Embassy Suites – Napa

Embassy Suites – Mandalay Beach-Hotel & Resort

Holiday Inn – San Diego-On the Bay

Embassy Suites – San Francisco-Airport/Burlingame

Embassy Suites – San Francisco-Airport/South San Francisco

Holiday Inn – San Francisco-Fisherman's Wharf

Marriott – San Francisco-Union Square

Embassy Suites – San Rafael-Marin County

Holiday Inn – Santa Barbara/Goleta

Holiday Inn – Santa Monica Beach-at the Pier

DELAWARE

Doubletree – Wilmington

FLORIDA

Embassy Suites – Boca Raton

Embassy Suites – Deerfield Beach Resort & Spa

Embassy Suites – Fort Lauderdale-17th Street

Sheraton Suites Cypress Creek – Fort Lauderdale

Embassy Suites – Jacksonville-Baymeadows

Embassy Suites – Miami-International Airport

Doubletree Guest Suites – Walt Disney World® Resort

Embassy Suites – Orlando-International Drive South/Convention

Embassy Suites – Orlando-North

Holiday Inn – Orlando-International Airport

Renaissance – Vinoy Resort & Golf Club

Doubletree Guest Suites – Tampa Bay

GEORGIA

Embassy Suites – Atlanta-Airport

Embassy Suites – Atlanta-Buckhead

Embassy Suites – Atlanta-Perimeter Center

Sheraton Gateway – Atlanta-Airport

Sheraton Suites Galleria – Atlanta

ILLINOIS

Embassy Suites – Chicago-Lombard/Oak Brook

Embassy Suites – Chicago-North Shore/Deerfield

Sheraton Gateway Suites – Chicago-O'Hare

INDIANA

Embassy Suites – Indianapolis-North

KANSAS

Embassy Suites – Kansas City/Overland Park

KENTUCKY

Hilton Suites – Lexington Green

LOUISIANA

Embassy Suites – Baton Rouge

Embassy Suites – New Orleans-Convention Center

Holiday Inn – New Orleans-French Quarter-Chateau LeMoyne

Holiday Inn – New Orleans-French Quarter

MARYLAND

Embassy Suites – Baltimore-at BWI Airport

MASSACHUSETTS

Embassy Suites – Boston/Marlborough

Holiday Inn – Boston-at Beacon Hill

MINNESOTA

Embassy Suites – Bloomington

Embassy Suites – Minneapolis-Airport

Embassy Suites – St. Paul-Downtown

MISSOURI

Embassy Suites – Kansas City-Plaza

NEW JERSEY

Embassy Suites – Parsippany

Embassy Suites – Piscataway-Somerset

Embassy Suites – Secaucus-Meadowlands

NORTH CAROLINA

Embassy Suites – Charlotte

Doubletree Guest Suites – Charlotte-SouthPark

Doubletree Guest Suites – Raleigh/Durham

Embassy Suites – Raleigh-Crabtree

PENNSYLVANIA

Holiday Inn – Philadelphia-Historic District

Sheraton Society Hill – Philadelphia

Holiday Inn – Pittsburgh-at University Center (Oakland)

SOUTH CAROLINA

Holiday Inn – Charleston-Mills House

Embassy Suites – Myrtle Beach-Oceanfront Resort

Hilton Myrtle Beach Resort

TENNESSEE

Embassy Suites – Nashville-Airport

Holiday Inn – Nashville-Opryland-Airport (Briley Parkway)

TEXAS

Doubletree Guest Suites – Austin

Embassy Suites – Austin-Central

Embassy Suites – Corpus Christi

Embassy Suites – Dallas-DFW International Airport South

Embassy Suites – Dallas-Love Field

Embassy Suites – Dallas-Market Center

Westin – Dallas-Park Central

Holiday Inn Hotel & Suites – Houston-Medical Center

Embassy Suites – San Antonio-International Airport

Embassy Suites – San Antonio-NW I-10

Holiday Inn – San Antonio-International Airport

VERMONT

Sheraton Burlington Hotel & Conference Center

VIRGINIA

Sheraton Premiere at Tysons Corner

INTERNATIONAL: CANADA

Holiday Inn – Toronto-Yorkdale

Holiday Inn – Toronto-International Airport

RESERVATIONS:

Doubletree Guest Suites & Hotels
1-800-222-TREE

Embassy Suites Hotels
1-800-EMBASSY

Hilton
1-800-HILTONS

Marriott
1-800-MARRIOTT

Renaissance
1-800-MARRIOTT

Sheraton
1-800-325-3535

Westin
1-800-WESTIN1

Holiday Inn
1-800-HOLIDAY

Corporate and Shareholder Information

FelCor Lodging Trust Incorporated, a real estate investment trust ("REIT"), is the nation's largest owner of upper-upscale, all-suite hotels. FelCor owns interests in 84 hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists mostly of upper-upscale hotels, which are flagged under global brands such as Embassy Suites Hotels®, Doubletree®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. At December 31, 2009, we had an aggregate of 65,567,841 shares of common stock and 294,960 of FelCor LP limited partnership units outstanding. FelCor's CEO/CFO certifications were filed as of February 25, 2010, as required by Sections 302 and 906 of the Sarbanes-Oxley Act, as exhibits to our annual report on Form 10-K for the year ended December 31, 2009. In addition, FelCor's CEO's certification for fiscal year 2009 of FelCor's compliance with the NYSE's corporate governance standards was submitted to the NYSE timely and without qualification. Additional information can be found on the Company's Web site at www.felcor.com.

Corporate Headquarters

FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway,
Suite 1300
Irving, Texas 75062-3933
Phone 972.444.4900
Fax 972.444.4949
Web site: www.felcor.com
E-mail: information@felcor.com

Form 10-K

A copy of FelCor's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished, without charge, to any shareholder of the Company upon request to:

Investor Relations
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway,
Suite 1300
Irving, Texas 75062-3933
Phone 972.444.4900

A copy of FelCor's Annual Report on Form 10-K is also available on the Company's Web site at www.felcor.com.

Registrar & Transfer Agent

American Stock Transfer Company
New York, NY

Independent Public Accounting Firm

PricewaterhouseCoopers LLP
Dallas, TX

New York Stock Exchange Symbols

Common: FCH
Preferred A: FCHPRA
Preferred C: FCHPRC


FCH
Listed
NYSE

Board Of Directors

Melinda J. Bush, CHA
Chairman and
Chief Executive Officer
HRW Holdings/Hospitality Resources Worldwide, LLC

Glenn A. Carlin
Senior Managing Director
CBRE Capital Advisors, Inc.

Thomas J. Corcoran, Jr.
Chairman of the Board
FelCor Lodging Trust Incorporated

Robert F. Cotter
Former President
Kerzner International Holdings Limited

Thomas C. Hendrick
Chief Executive Officer
TCH Partners, Inc.

Charles A. Ledsinger, Jr.
Former Vice Chairman
Choice Hotels International, Inc.

Robert H. Lutz
President
Lutz Investments LP

Robert A. Mathewson
President
RGC, Inc.

Mark D. Rozells
President
Inversiones Latinoamericanas S.A.

Richard A. Smith
President and
Chief Executive Officer
FelCor Lodging Trust Incorporated

Senior Management

Richard A. Smith
President
Chief Executive Officer

Michael A. Denicola
Executive Vice President
Chief Investment Officer

Troy A. Pentecost
Executive Vice President
Director Of Asset Management

Andrew J. Welch
Executive Vice President
Chief Financial Officer

Jonathan H. Yellen
Executive Vice President
General Counsel and Secretary

Robert P. Carl
Senior Vice President
Director of Design and Construction

Lester C. Johnson
Senior Vice President
Chief Accounting Officer

Officers

Jack C. Marraccini
Senior Vice President
Engineering

Larry J. Mundy
Senior Vice President
Deputy General Counsel

Eric U. Nylen
Senior Vice President
Development

Marsha L. Bonner
Vice President
Risk Management

Kenneth R. Cunningham
Vice President
Asset Management

Anne B. Darnaby
Vice President
Design & Construction

Donald J. Falgoust
Vice President
Food & Beverage

Debra L. Feldman
Vice President
Capital Transactions

Michelle K. Hayes
Vice President
Asset Management

Michael C. Hughes
Vice President
Finance And Treasurer

Michael L. Hunter
Vice President
Property Taxes

Daniel A. Jorns
Vice President
Asset Management

Melissa A. Kendrick
Vice President
Project Management

David W. Kohutek
Vice President
Engineering

Jan Kuehnemann
Vice President
Capital Transactions

David W. Mcgivney
Vice President
Income Tax

Allison S. Navitskas
Vice President
Associate General Counsel

Charles N. Nye
Vice President
Associate General Counsel

Stacy A. Picone
Vice President
Assistant Controller

Colleen C. Quinn
Vice President
Asset Management

Stephen A. Schafer
Vice President
Strategic Planning and Investor Relations

Frank J. Solano
Vice President
Asset Management

Jeffrey D. Symes
Vice President
Controller

Timothy J. Van Allen
Vice President
Asset Management

This book has been printed on paper that is FSC certified. The Forest Stewardship Council (FSC) is a non-profit organization devoted to encouraging the responsible management of the world's forests. The FSC sets high standards that ensure forestry is practiced in an environmentally responsible, socially beneficial and economically viable way.


FELCOR
LODGING
TRUST

FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062


FSC